UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 4, 2023

ALPHA HEALTHCARE ACQUISITION CORP. III

(Exact name of registrant as specified in its charter)

Delaware	001-40228	86-1645738
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1177 Avenue of the Americas, 5th Floor New York, New York	10036
(Address of principal executive offices)	(Zip Code)

(646) 494-3296

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-fourth of one Redeemable Warrant	ALPAU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	ALPA	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	ALPAW	The Nasdaq Stock Market LLC

☒  Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐  If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 1.01	Entry into a Material Definitive Agreement.

Business Combination Agreement

On January 4, 2023, Alpha Healthcare Acquisition Corp. III, a Delaware corporation (the “Company”), entered into a business combination agreement (the “Business Combination Agreement”) by and among the Company, Candy Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Carmell Therapeutics Corporation, a Delaware corporation (“Carmell”). The Business Combination Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Carmell, with Carmell surviving as a wholly-owned subsidiary of the Company (the “Business Combination”). Upon the closing of the Business Combination (the “Closing”), it is anticipated that the Company will change its name to “Carmell Therapeutics Corporation.” The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of the Company and Carmell.

Consideration and Structure

Under the Business Combination Agreement, the Company will acquire all of the outstanding equity interests of Carmell in exchange for shares of the Company’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), based on an implied Carmell equity value of $150,000,000, to be paid to Carmell stockholders at the effective time of the Business Combination.

Pursuant to the Business Combination Agreement, at or prior to the effective time of the Business Combination, each option and warrant exercisable for Carmell equity that is outstanding immediately prior to the effective time of the Business Combination shall be assumed by the Company and continue in full force and effect on the same terms and conditions as are currently applicable to such options and warrants, subject to adjustments to exercise price and number of shares of Class A Common Stock issued upon exercise.

Representations, Warranties and Covenants

The parties to the Business Combination Agreement have agreed to customary representations and warranties for transactions of this type. In addition, the parties to the Business Combination Agreement agreed to be bound by certain customary covenants for transactions of this type, including, among others, covenants with respect to the conduct of Carmell, the Company and their respective subsidiaries during the period between execution of the Business Combination Agreement and Closing. The representations, warranties, agreements and covenants of the parties set forth in the Business Combination Agreement will terminate at Closing, except for those covenants and agreements that, by their terms, contemplate performance after Closing. Each of the parties to the Business Combination Agreement has agreed to use its reasonable best efforts to take or cause to be taken all actions and things necessary to consummate and expeditiously implement the Business Combination.

Conditions to Closing

Under the Business Combination Agreement, the obligations of the parties to consummate the Business Combination are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, without limitation: (i) the approval and adoption of the Business Combination Agreement and transactions contemplated thereby by requisite vote of the Company’s stockholders (the “Company Stockholder Approval”) and Carmell’s stockholders (the “Carmell Stockholder Approval”); (ii) the execution of the Investor Rights Agreement (as defined below) by the parties thereto; (iii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iv) the absence of a Company Material Adverse Effect or ALPA Material Adverse Effect (each, as defined in the Business Combination Agreement) since the date of the Business Combination Agreement that is continuing; (v) after giving effect to the transactions contemplated by the Business Combination Agreement, the Company has net tangible assets of at least $5,000,001 upon consummation of the Business Combination; (vi) the Company’s initial listing application with The Nasdaq Stock Market (“Nasdaq”) in connection with the Business Combination has been approved and, immediately following the effective time of the Business Combination, the Company has satisfied any applicable initial and continuing listing requirements of Nasdaq, and the Company has not received any notice of non-compliance therewith that has not been cured or would not be cured, and the shares of the Company’s Class A Common Stock have been approved for listing on Nasdaq; (vii) the S-4 Registration Statement (as defined below) has become effective, no stop order has been issued by the Securities and Exchange Commission (the “SEC”) and remains in effect with respect to the S-4 Registration

2/6

Statement, and no proceeding seeking such a stop order has been threatened or initiated by the SEC and remains pending; and (viii) Carmell shall have paid off all amounts due under the 10% Original Issue Discount Senior Secured Convertible Notes, dated as of January 19, 2023.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, without limitation, (i) by the Company or Carmell, if (a) the Closing has not occurred by June 30, 2023 and (b) a breach of the covenants or obligations of the other party (Carmell, on one hand, or the Company or Merger Sub, on the other hand) seeking to terminate the Business Combination Agreement did not proximately cause the failure to consummate the Business Combination; (ii) by the Company or Carmell, in the event an applicable governmental, regulatory or administrative authority has issued a final and non-appealable order having the effect of permanently restraining, enjoining or otherwise prohibiting the Business Combination; (iii) by the Company or Carmell, if Carmell or the Company or Merger Sub, as applicable, has breached any of its respective representations, warranties, agreements or covenants contained in the Business Combination Agreement, such failure or breach would render certain conditions precedent to the Closing incapable of being satisfied, and such breach or failure is not cured within 30 days of written notice thereof; (iv) by the Company or Carmell if the Company’s stockholder meeting to vote on the Business Combination has been held and the Company Stockholder Approval has not been obtained; (v) by the Company, if the Carmell Stockholder Approval is not obtained within five (5) business days following the time at which a registration statement on Form S-4 (the “S-4 Registration Statement”) relating to the approval by the Company’s stockholders of the Business Combination filed with the SEC by the Company is declared effective under the Securities Act of 1933, as amended (the “Securities Act”); or (vi) by mutual written consent of the Company and Carmell.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement other than customary confidentiality obligations, except in the case of Willful Breach or Fraud (each, as defined in the Business Combination Agreement).

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by reference thereto. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement is being filed to provide investors with information regarding its terms. It is not intended to provide any other factual information about the parties to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors, security holders and reports and documents filed with the SEC. Investors and security holders are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the issuance of the Company’s Class A Common Stock in connection with the transactions contemplated by the Business Combination Agreement is incorporated by reference herein.

Item 7.01	Regulation FD Disclosure.

On January 4, 2023, the Company issued a press release announcing that on January 4, 2023, it executed the Business Combination Agreement. A copy of the press release is furnished hereto as Exhibit 99.l.

Furnished as Exhibit 99.2 hereto is the investor presentation that will be used by the Company in connection with the Business Combination.

3/6

The information in this Item 7.01 and Exhibits 99.1 and 99.2 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Information About the Merger and Where to Find It

A full description of the terms of the Business Combination will be provided in the S-4 Registration Statement to be filed with the SEC by the Company, which will include a prospectus with respect to the Company’s securities to be issued in connection with the Business Combination and a proxy statement with respect to the stockholder meeting of the Company to vote on the Business Combination. The Company urges its investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about the Company, Carmell and the Business Combination. After the S-4 Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of the Company as of a record date to be established for voting on the proposed Business Combination. Once available, stockholders will also be able to obtain a copy of the S-4 Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Alpha Healthcare Acquisition Corp. III, 1177 Avenue of the Americas, 5th Floor, New York, New York 10036. The preliminary and definitive proxy statement/prospectus to be included in the S-4 Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

The Company and Carmell and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed Business Combination described in this Current Report on Form 8-K under the rules of the SEC. Information about the directors and executive officers of the Company is set forth in the Company’s final prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act on July 27, 2021, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Alpha Healthcare Acquisition Corp. III, Attn: Secretary, 1177 Avenue of the Americas, 5th Floor, New York, New York 10036. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Company’s stockholders in connection with the proposed Business Combination will be set forth in the registration statement containing the proxy statement/prospectus for the proposed Business Combination when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This Current Report contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Current Report, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this Current Report include, but are not limited to, statements regarding the proposed Business Combination, including the timing and structure of the Business Combination, the proceeds of the Business Combination, the initial market capitalization of the combined company following the Closing and the benefits of the Business Combination, as well as statements about the potential attributes and benefits of Carmell’s product candidates and the format and timing of Carmell’s product development activities and clinical trials. We cannot assure you that the forward-looking statements in this Current Report will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to complete the Business Combination due to the failure to obtain approval from the Company’s stockholders or satisfy other closing conditions in the Business Combination Agreement, the occurrence of any event that could give rise to the termination of the Business Combination Agreement, the ability to recognize the anticipated benefits of the Business Combination, the outcome of any legal proceedings that may be instituted against the Company or Carmell following announcement of the proposed Business Combination and related transactions, the impact of current macroeconomic and geopolitical events, including changing conditions from the COVID-19 pandemic, the hostilities in Ukraine, increasing rates of inflation, rising interest rates and fluctuations in foreign exchange rates on Carmell’s business and/or the ability of the parties to complete the Business Combination, the ability to obtain or maintain the listing of the Company’s Class A Common Stock on Nasdaq following the proposed Business Combination, costs related to the proposed Business Combination, changes in applicable laws or regulations, the possibility that the Company or Carmell may be adversely affected by other economic, business, and/or competitive factors. and other risks and uncertainties, including those to be included under the header “Risk Factors”

4/6

in the S-4 Registration Statement to be filed by the Company with the SEC and those included under the header “Risk Factors” in the final prospectus of the Company related to its initial public offering. Most of these factors are outside the Company’s and Carmell’s control and are difficult to predict. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this Current Report represent our views as of the date of this Current Report. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Current Report.

No Offer or Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1†	Business Combination Agreement, dated as of January 4, 2023, by and among Alpha Healthcare Acquisition Corp. III, Candy Merger Sub, Inc. and Carmell Therapeutics Corporation.

99.1	Press Release, dated January 4, 2023

99.2	Investor Presentation, dated January 4, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

5/6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Alpha Healthcare Acquisition Corp. III

By:	/s/ Rajiv Shukla
Name:	Rajiv Shukla
Title:	Chief Executive Officer

Dated: January 4, 2023

6/6

Exhibit 2.1

BUSINESS COMBINATION AGREEMENT

BY AND AMONG

ALPHA HEALTHCARE ACQUISITION CORP. III,

CANDY MERGER SUB, INC.

AND

CARMELL THERAPEUTICS CORPORATION

DATED AS OF JANUARY 4, 2023

TABLE OF CONTENTS

ANNEXES AND EXHIBITS
Exhibit A	FIRPTA Certificate

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of January 4, 2023, is made by and among Alpha Healthcare Acquisition Corp. III, a Delaware corporation (“ALPA”), Candy Merger Sub, Inc., a Delaware corporation (“Candy Merger Sub”), and Carmell Therapeutics Corporation, a Delaware corporation (the “Company”). ALPA, Candy Merger Sub and the Company shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1.

WHEREAS, (a) ALPA is a blank check company incorporated as a Delaware corporation on January 21, 2021 and incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, and (b) Candy Merger Sub is, as of the date of this Agreement, a wholly-owned Subsidiary of ALPA that was formed for purposes of consummating the transactions contemplated by this Agreement and the Ancillary Documents;

WHEREAS, pursuant to the Governing Documents of ALPA, ALPA is required to provide an opportunity for its stockholders to have their outstanding shares of Class A Common Stock redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the ALPA Stockholder Approval;

WHEREAS, as of the date of this Agreement, ALPA’s initial stockholders, including ALPA Sponsor III LLC, a Delaware limited liability company (the “Sponsor”), collectively own 4,312,500 shares of Class B Common Stock;

WHEREAS, on the Closing Date, upon the terms and conditions set forth herein and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Candy Merger Sub will merge with and into the Company (the “Merger”), with the Company as the surviving company in the merger and, after giving effect to such merger, shall be a wholly-owned Subsidiary of ALPA, and each share of Company Common Stock will be converted into the right to receive the Merger Consideration, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, at the Closing, ALPA, certain stockholders of ALPA (including the Sponsor) and certain stockholders of the Company shall enter into an investor rights agreement, in a form to be agreed to by the Company and ALPA prior to the Closing (the “Investor Rights Agreement”), pursuant to which, among other things, the Sponsor and each stockholder of the Company will (a) agree not to effect any sale or distribution of any shares of Class A Common Stock held by any of them during the lock-up period described therein and (b) be granted certain registration rights with respect to their respective shares of Class A Common Stock, in each case, on the terms and subject to the conditions therein;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that this Agreement, the Ancillary Documents to which the Company is or will be party and the transactions contemplated hereby and thereby (including the Merger) are in the best interests of, and are advisable to, the Company and the Company Stockholders, (b) approved and declared advisable this Agreement, the Ancillary Documents to which the Company is or will be party and the transactions contemplated hereby and thereby (including the Merger) and (c) resolved to recommend that the Company Stockholders adopt and approve this Agreement, the Ancillary Documents to which the Company is or will be party and the transactions contemplated hereby and thereby (including the Merger);

WHEREAS, the board of directors of ALPA (the “ALPA Board”) has unanimously (a) determined that this Agreement, the Ancillary Documents to which an ALPA Party is or will be party and the transactions contemplated hereby and thereby (including the Merger) are in the best interests of, and advisable to, ALPA and its stockholders, (b) approved and declared advisable this Agreement, the Ancillary Documents to which an ALPA Party is or will be party and the transactions contemplated hereby and thereby (including the Merger) and (c) resolved to recommend that its stockholders adopt this Agreement and the Ancillary Documents to which an ALPA Party is or will be party;

WHEREAS, the board of directors of Candy Merger Sub has unanimously (a) determined that this Agreement, the Ancillary Documents to which Candy Merger Sub is or will be party and the transactions contemplated hereby and thereby (including the Merger) are in the best interests of, and advisable to, Candy Merger Sub and its sole stockholder, (b) approved and declared advisable this Agreement, the Ancillary Documents to which Candy Merger Sub is or will be party and the transactions contemplated hereby and thereby (including the Merger) and (c) recommended that its sole stockholder adopt and approve this Agreement, the Ancillary Documents to which Candy Merger Sub is or will be party and the transactions contemplated hereby and thereby (including the Merger); and

WHEREAS, each of the Parties intends that, for U.S. federal income tax purposes, (a) this Agreement constitute a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations promulgated thereunder and (b) the Merger constitutes a “reorganization” within the meaning of Section 368(a) of the Code (clause (b), the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

Section 1.1    Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“ALPA Acquisition Proposal” means any transaction or series of related transactions under which ALPA or any of its controlled Affiliates, directly or indirectly, (i) acquires or otherwise purchases any other Person(s), (ii) engages in a business combination with any other Person(s) or (iii) acquires or otherwise purchases at least a majority of the voting securities of such Person or all or a material portion of the assets or businesses of any other Persons(s) (in the case of each of clauses (i), (ii) and (iii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise). Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute an ALPA Acquisition Proposal.

“ALPA Certificate of Incorporation” means the Second Amended and Restated Certificate of Incorporation of ALPA Healthcare Acquisition Corp. III, effective as of March 22, 2021.

“ALPA Common Stock” means Class A Common Stock and Class B Common Stock.

“ALPA Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company by ALPA on the date of this Agreement.

“ALPA Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, and that are due and payable by and not otherwise expressly allocated to the Company pursuant to the terms of this Agreement or any Ancillary Document, an ALPA Party in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any ALPA Party and (b) any other fees, expenses, commissions or other amounts that are expressly allocated to any ALPA Party pursuant to this Agreement or any Ancillary Document. Notwithstanding the foregoing or anything to the contrary herein, ALPA Expenses shall not include (a) any Company Expenses or (b) the cost of the ALPA D&O Tail Policy.

“ALPA Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.4 (Brokers) and Section 4.6 (Capitalization).

“ALPA IRA Stockholders” means the stockholders of ALPA listed on Section 1.1 of the ALPA Disclosure Schedules.

“ALPA Liabilities” means, as of any determination time, the aggregate amount of Liabilities of the ALPA Parties as of such time. Notwithstanding the foregoing or anything to the contrary herein, ALPA Liabilities shall not include (a) any ALPA Expenses, (b) any Liabilities of the ALPA Parties that have been paid or otherwise satisfied or (c) any Liabilities arising out of, or related to, any Proceeding related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, including any stockholder demand or other stockholder Proceedings (including derivative claims) arising out of, or related to, any of the foregoing.

“ALPA Material Adverse Effect” means any Effect that, individually or in the aggregate with any other Effect, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or condition (financial or otherwise) of the ALPA Parties, taken as a whole, or (b) the ability of ALPA or Candy Merger Sub to consummate the Merger; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether an ALPA Material Adverse Effect has occurred or is reasonably likely to occur: any adverse Effect arising from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes or proposed changes in any applicable Laws or GAAP after the date of this Agreement, (v) any Effect that is generally applicable to the industries or markets in which any ALPA Party operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of any ALPA Party with investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 4.3(b) to the extent that their purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 6.3(a) to the extent it relates to such representations and warranties), (vii) any failure by any ALPA Party to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics or pandemics or the worsening of any pandemics (including COVID-19), acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any Effect resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether an ALPA Material Adverse Effect has occurred or is reasonably likely to occur to the extent, and solely to the extent, such Effect has a disproportionate adverse effect on the ALPA Parties, taken as a whole, relative to other “SPACs” operating in the industries in which the ALPA Parties operate.

“ALPA Parties” means, collectively, ALPA and Candy Merger Sub.

“ALPA Share Value” means $10.00.

“ALPA Stockholder Approval” means the approval of each Required Transaction Proposal by the affirmative vote of the holders of the requisite number of ALPA Common Stock entitled to vote thereon, whether in person or by proxy at the ALPA Stockholders Meeting (or any adjournment or postponement thereof), in accordance with the Governing Documents of ALPA and applicable Law.

“ALPA Stockholder Redemption” means the right of the holders of Class A Common Stock to redeem all or a portion of their Class A Common Stock (in connection with the transactions contemplated by this Agreement or otherwise) as set forth in the ALPA Certificate of Incorporation.

“ALPA Warrants” means each warrant to purchase one share of Class A Common Stock at an exercise price of $11.50 per share, subject to adjustment in accordance with the Warrant Agreement.

“Ancillary Documents” means the Investor Rights Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement executed or to be executed in connection with the transactions contemplated hereby.

“Anti-Corruption Laws” means, collectively, (a) the U.S. Foreign Corrupt Practices Act (FCPA); (b) the UK Bribery Act 2010; and (c) any other anti-bribery or anti-corruption Laws related to combating bribery, corruption and money laundering, each as applicable.

“Business” means the stimulation of tissue repair or regrowth after severe injury, disease or aging (of bone, skin, hair and collagen) through the use of plasma-based bioactive materials, in each case, as conducted by the Company as of the date of this Agreement.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business.

“Change of Control Payment” means (a) any success, change of control, retention, severance, transaction bonus or other similar payment to any Person that is payable due to the consummation of the transactions contemplated by this Agreement or (b) any payments made or required to be made pursuant to or in connection with or upon termination of, and any fees, expenses or other payments owing in respect of, any Company Related Party Transaction (in the case of each of clause (a) and (b), regardless of whether paid or payable prior to, at or after the Closing or in connection with or otherwise related to this Agreement or any Ancillary Document), plus the employer portion of any employment, payroll or Tax withholdings or similar Taxes thereon.

“Class A Common Stock” means Class A common stock, $0.0001 par value, of ALPA.

“Class B Common Stock” means Class B common stock, $0.0001 par value, of ALPA.

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Acquisition Proposal” means (a) any transaction or series of related transactions under which any Person(s), directly or indirectly, (i) acquires or otherwise purchases the Company or (ii) all or a material portion of assets or businesses of the Company (in the case of each of clause (i) and (ii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise), or (b) any material equity or similar investment in the Company. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute a Company Acquisition Proposal.

“Company Business Intellectual Property” means collectively, the Company Owned Intellectual Property and the Company Licensed Intellectual Property.

“Company Certificate of Incorporation” means the Fourth Amended and Restated Certificate of the Company, effective as of September 23, 2022.

“Company Common Stock” means common stock, par value $0.001 per share, of the Company.

“Company Disclosure Schedules” means the disclosure schedules to this Agreement delivered to ALPA by the Company on the date of this Agreement.

“Company Equity Award” means, as of any determination time, each outstanding Company Option, and each other award to any current or former director, manager, officer, employee, Contingent Worker or other service provider of the Company of rights of any kind to receive any Equity Securities of the Company under any Company Equity Plan or otherwise.

“Company Equity Plan” means the Company’s Amended and Restated 2009 Stock Incentive Plan.

“Company Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, and that are due and payable by and not otherwise expressly allocated to an ALPA Party pursuant to the terms of this Agreement or any Ancillary Document, the Company in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of the Company, and (b) any other fees, expenses, commissions or other amounts that are expressly allocated to the Company pursuant to this Agreement or any Ancillary Document. Notwithstanding the foregoing or anything to the contrary herein, Company Expenses shall not include any ALPA Expenses.

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1(a) (Organization and Qualification), Section 3.2(a), Section 3.2(b) and Section 3.2(d) (Capitalization), Section 3.3 (Authority) and Section 3.16(a) (Brokers).

“Company Investors’ Rights Agreement” means that certain Third Amended and Restated Investors’ Rights Agreement, dated as September 13, 2022, by and among the Company and the investors party thereto.

“Company IRA Stockholders” means the parties listed on Section 1.1 of the Company Disclosure Schedule.

“Company IT Systems” means all computer systems, computer software and hardware, communication systems, servers, network equipment and related documentation, in each case, owned, licensed or leased by the Company.

“Company Licensed Intellectual Property” means Intellectual Property Rights owned by or licensed to any Person (other than the Company) that are licensed or sublicensed to the Company other than (a) licenses to Off-the-Shelf Software, (b) licenses to Public Software, (c) non-disclosure agreements and licenses granted by employees, individual consultants or individual contractors of the Company pursuant to Contracts with employees, individual consultants or individual contractors, in each case, that do not materially differ from the Company’s form therefor that has been provided to ALPA and (d) licenses or other rights to Intellectual Property Rights that otherwise are commercially available and licensed to the Company on a nonexclusive basis under the Person’s standard licensing terms.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate with any other Effect, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or condition (financial, regulatory, clinical or otherwise) of the Company, or (b) the ability of the Company to consummate the Merger; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: any adverse Effect arising from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes or proposed changes in any applicable Laws or GAAP after the date of this Agreement, (v) any Effect that is generally applicable to the industries or markets in which the Company operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 3.5 to the extent that their purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 6.2(a) to the extent it relates to such representations and warranties), (vii) any failure by the Company to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics or pandemics or the worsening of any pandemics (including COVID-19), acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any Effect resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent, and solely to the extent, such Effect has a disproportionate adverse effect on the Company relative to other participants operating in the industries or markets in which the Company operates.

“Company Option” means, as of any determination time, each option to purchase Company Common Stock that is outstanding and unexercised, whether granted under a Company Equity Plan or otherwise.

“Company Owned Intellectual Property” means all Intellectual Property Rights that are owned by the Company.

“Company Preferred Stock” means, collectively, the Company Series A Preferred Stock, the Company Series B Preferred Stock and the Company Series C Preferred Stock.

“Company Product” means each product candidate that is being researched, tested, developed or manufactured by or on behalf of the Company.

“Company Registered Intellectual Property” means all Registered Intellectual Property owned or purported to be owned by the Company, including all Registered Intellectual Property filed by or filed in the name of the Company as of January 1, 2008.

“Company Series A Preferred Stock” means preferred stock, par value $0.001 per share, of the Company designated as “Series A Convertible Preferred Stock” pursuant to the Company Certificate of Incorporation.

“Company Series B Preferred Stock” means preferred stock, par value $0.001 per share, of the Company designated as “Series B Convertible Preferred Stock” pursuant to the Company Certificate of Incorporation.

“Company Series C Preferred Stock” means preferred stock, par value $0.001 per share, of the Company designated as (i) “Series C-1 Convertible Preferred Stock” and (ii) “Series C-2 Convertible Preferred Stock,” in each case, pursuant to the Company Certificate of Incorporation.

“Company Shares” means, collectively, the Company Preferred Stock and the Company Common Stock.

“Company Stockholders” means, collectively, the holders of Company Common Stock and the Company Preferred Stock as of any determination time prior to the Effective Time.

“Company Voting Agreement” means that certain Third Amended and Restated Right of First Refusal, Co-Sale and Voting Agreement, dated as of September 13, 2022, by and among the Company and the investors and stockholders party thereto.

“Company Warrant” means those certain warrants to purchase Company Shares.

“Confidentiality Agreement” means that certain Non-Disclosure Agreement, dated as of October 26, 2022, between the Company and ALPA.

“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, order, consent or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.

“Contingent Worker” means any individual independent contractor, consultant, contractor, temporary employee, or leased employee currently being used by the Company and classified by the Company as other than an employee, or compensated other than through Form W-2 wages paid by the Company through the Company’s payroll function.

“Contract” or “Contracts” means any written agreement, contract, license, lease, obligation, undertaking or other commitment or arrangement that is legally binding upon a Person or any of his, her or its properties or assets.

“Copyrights” has the meaning set forth in the definition of Intellectual Property Rights.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“Effect” means any event, change, effect, occurrence, circumstance or development.

“Employee Benefit Plan” means each (A) “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA), (B) each material stock option plan, stock purchase plan, bonus or incentive plan, severance pay plan, program or arrangement, deferred compensation arrangement or agreement, employment agreement, compensation plan, program, agreement or arrangement, change in control plan, program or arrangement, supplemental income arrangement, vacation plan and each other employee benefit plan, program, policy, agreement and arrangement not described in (A) above, and (C) each material plan or arrangement providing compensation to employee and non-employee directors, in each case that the Company maintains, sponsors or contributes to or has any obligation to contribute to, or under or with respect to which the Company has or may have any material Liability (including as an ERISA Affiliate).

“Environmental Laws” means all Laws and Orders concerning pollution, protection of the environment, or human health or safety.

“Equity Securities” means any share, share capital, capital stock, partnership, membership, unit, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“Equity Value” means $150,000,000.

“Equity Value Per Share” means, with respect to (i) each share of Company Preferred Stock, such portion of the Equity Value it would receive pursuant to the Company Certificate of Incorporation in accordance with the Series C-1 Liquidation Amount, the Series C-2 Liquidation Amount, the Series B Liquidation Amount or the Series A Liquidation Amount, as applicable, of the Company and (ii) each share of Company Common Stock, such portion of the Equity Value it would receive pursuant to the Company Certificate of Incorporation in accordance with its pro rata portion of the remaining Equity Value available for distribution to Company Stockholders following the distribution set forth in clause (i) above.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity, trade or business that is, or at any applicable time was, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the Company.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Ratio” means (a) the Equity Value Per Share of each respective share of Company Shares, divided by (b) the ALPA Share Value.

“FDA” means the U.S. Food and Drug Administration, or any successor agency thereto.

“Federal Securities Laws” means U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.

“Fraud” with respect to any Party, means a Willful Breach by such Party of the representations and warranties set forth in Article 3 or Article 4, as applicable, or any certificate delivered hereunder, with the intent that another Party rely on such representations and warranties, coupled with such other Party’s detrimental reliance on such representations and warranties under circumstances that constitute common law fraud under the Laws of the State of Delaware. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud, or any torts based on negligence or recklessness.

“GAAP” means United States generally accepted accounting principles.

“Good Clinical Practices” means the then current standards for clinical trials (including all applicable requirements relating to the protection of human subjects), as set forth in the FDCA (as defined below), and applicable regulations promulgated thereunder, as amended from time to time, and such applicable standards of good clinical practice (including all applicable requirements relating to protection of human subjects) as are required by other organizations and Government Entities in any other countries, including applicable regulations or guidelines from the International Conference on Harmonisation of Technical Requirements for Pharmaceuticals for Human Use, in which the Company Products are sold or intended to be sold.

“Good Laboratory Practices” mean the then current standards for conducting nonclinical laboratory studies, as set forth in the FDCA and applicable regulations promulgated thereunder, as amended from time to time, including applicable requirements contained in 21 C.F.R. Part 58, and such applicable standards of good laboratory practices as are required by Governmental Entities in any other countries in which the Company Products are sold or intended to be sold.

“Good Manufacturing Practices” mean the then current standards for the manufacture, processing, packaging, transportation, handling and holding of drug and biological products and medical devices, as set forth in the FDCA and applicable regulations promulgated thereunder, as amended from time to time, including applicable requirements contained in 21 C.F.R. Parts 210, 211, 600, 610, 820 and 1271, and such applicable standards of good manufacturing practices as are required by Governmental Entities in any other countries in which the Company Products are sold or intended to be sold.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or other organizational documents of such Person. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and by-laws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation.

“Governmental Entity” means any United States or non-United States (a) federal, state, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitral tribunal (public or private).

“Hazardous Substance” means any hazardous, toxic, explosive or radioactive material, substance, waste or other pollutant that is regulated by, or may give rise to Liability pursuant to, any Environmental Law, including any petroleum products or byproducts, asbestos, lead, polychlorinated biphenyls, per- and poly-fluoroakyl substances, or radon.

“Healthcare Laws” means any applicable Laws, regulations and requirements having the force of law relating to drugs, biological products or medical devices, good manufacturing practices (to the extent applicable), interactions with health care professionals, fraud and abuse matters, related to laboratory testing, genetic testing, genomic sequencing, biospecimen collection or testing, non-clinical testing, complaint handling, adverse event reporting, biohazards, and pharmacies. Healthcare Laws includes, but is not limited to: (a) the Federal Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”); (b) the Public Health Service Act of 1944, as amended (the “PHSA”), and the regulations of the FDA promulgated thereunder; (c) Medicare (Title XVIII of the Social Security Act) and Medicaid (Title XIX of the Social Security Act); (d) the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)); (e) the Stark Anti-Self-Referral Law (42 U.S.C. § 1395nn); (f) the Anti-Inducement Law (42 U.S.C. § 1320a-7a(a)(5)); (g) the civil False Claims Act (31 U.S.C. §§ 3729 et seq.); (h) the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)); (i) the exclusion Laws (42 U.S.C. § 1320a-7); (j) any other applicable federal, state, local or non-U.S. Laws, including but not limited to EU Directive 93/42/EEC on medical devices (including national implementing legislation in the European Union) and Regulation (EU) 2017/745 on medical devices, and regulations and requirements having the force of law related to the design, development, testing, studying, manufacturing, processing, storing, importing or exporting, licensing, labeling or packaging of the Company’s products, or that is related to remuneration (including ownership) to or by physicians or other health care providers (including kickbacks) or the disclosure or reporting of the same, patient or program charges, record-keeping, claims processing, documentation requirements, medical necessity, referrals, the hiring of employees or acquisition of services or supplies from those who have been excluded from government health care programs, quality, safety, licensure, accreditation or any other material aspect of providing health care products or services; (k) HIPAA; and (l) all applicable Laws, regulations and requirements governing the licensure, accreditation, certification and operation of the Company’s business, including related regulations and guidance.

“HIPAA” means collectively: (a) the Health Insurance Portability and Accountability Act of 1996; (b) the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009); and (c) the Omnibus Rule effective March 26, 2013 (78 Fed. Reg. 5566), and other implementing regulations at 45 CFR Parts 160 and 164 and related binding guidance from the United States Department of Health and Human Services, in each case, as the same may be amended, modified or supplemented from time to time.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Incentive Stock Option” means a Company Option intended to be an “incentive stock option” (as defined in Section 422 of the Code).

“Indebtedness” means, as of any time, without duplication, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, fees and expenses arising under or in respect of (a) indebtedness for borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt security, (c) obligations for the deferred purchase price of property or assets, including “earn-outs” and “seller notes” (but excluding any trade payables arising in the ordinary course of business), (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn, (e) leases required to be capitalized under GAAP, (f) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, and (g) any of the obligations of any other Person of the type referred to in clauses (a) through (f) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person.

“Intellectual Property Rights” means all intellectual property rights and related priority rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all (a) patents and patent applications, industrial designs and design patent rights, including any continuations, divisionals, continuations-in-part and provisional applications and statutory invention registrations, and any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates, extensions of any of the foregoing (collectively, “Patents”); (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing (collectively, “Marks”); (c) copyrights and rights in works of authorship, design rights, mask work rights and moral rights, whether or not registered or published, and all registrations, applications, renewals, extensions and reversions of any of any of the foregoing (collectively, “Copyrights”); (d) trade secrets, know-how and confidential and proprietary information, including invention disclosures, inventions and formulae, whether patentable or not; (e) rights in or to Software or other technology; (f) rights in databases and compilations, including rights in data and collections of data, whether machine readable or otherwise; and (g) any other intellectual or proprietary rights protectable, arising under or associated with any of the foregoing, including those protected by any Law anywhere in the world.

“Investment Company Act” means the Investment Company Act of 1940.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“Law” means any federal, state, local, foreign, national or supranational statute, law (including common law), act, ordinance, treaty, rule, code, regulation or other binding directive issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter.

“Liability” or “liability” means any and all debts and liabilities, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or Order and those arising under any Contract.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, license or sub-license, charge, covenant not to sue granted to a third party, or other similar encumbrance or interest (including, in the case of any Equity Securities, any voting, transfer or similar restrictions).

“Marks” has the meaning set forth in the definition of Intellectual Property Rights.

“Merger Consideration” means with respect to each outstanding share of Company Shares, a number of shares of Class A Common Stock equal to the Exchange Ratio.

“Multiemployer Plan” has the meaning set forth in Section (3)37 of ERISA.

“Nasdaq” means the Nasdaq Stock Market LLC.

“Notified Body” means an entity licensed, authorized or approved by the applicable Governmental Entity to assess and certify the conformity of a medical device with the requirements of applicable legislation on medical devices in the European Union and United Kingdom, each as may be amended from time to time, and applicable harmonized standards.

“Off-the-Shelf Software” means any Software that is made generally and widely available to the public on a commercial basis and is licensed to the Company on a non-exclusive basis under standard terms and conditions.

“Order” means any outstanding writ, order, judgment, injunction, decision, determination, award, ruling, subpoena, verdict or decree entered, issued or rendered by any Governmental Entity.

“Pandemic Measures” means (i) any “shelter-in-place,” “stay at home,” workforce reduction, furlough, employee time off, employee leave, social distancing, shut down, closure, sequester, business or workplace reopening, or other conditions, restrictions or requirements pursuant to any Law, order, directive, pronouncement, guideline or recommendation of or by any Governmental Entity, the Centers for Disease Control and Prevention, the Occupational Safety and Health Administration, the Equal Employment Opportunity Commissions or the World Health Organization in connection with or in respect to COVID-19 or any other pandemic, epidemic, public health emergency or virus or disease outbreak and (ii) any acts or omissions by the Company that have been or may be taken in a commercially reasonable manner as a reasonable good faith response to COVID-19, or to the extent necessary to avoid, mitigate or remediate a material adverse effect on the Company or the Business as may result from COVID-19.

“Patents” has the meaning set forth in the definition of Intellectual Property Rights.

“PCAOB” means the Public Company Accounting Oversight Board.

“Permits” means any approvals, authorizations, clearances, licenses, registrations, permits or certificates of a Governmental Entity.

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet delinquent or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (b) Liens for Taxes, assessments or other governmental charges not yet delinquent as of the Closing Date or which are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not prohibit or materially interfere with the Company’s use or occupancy of such real property for the operation of the Business, (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such real property for the operation of the Business and do not prohibit or materially interfere with the Company’s use or occupancy of such real property for the operation of the Business, (e) in the case of the Leased Real Property, any Lien granted by any lessor, developer or third-party on any fee interest underlying the Leased Real Property, (f) the Real Property Leases, (g) cash deposits or cash pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, in each case in the ordinary course of business and which are not yet due and payable, (h) grants by the Company of Intellectual Property Rights in the ordinary course of business consistent with past practice and rights of licensors of, or limitations on the exploitation of, Intellectual Property Rights licensed to the Company contained in the relevant license agreement and (i) other Liens that do not materially and adversely affect the value, use or operation of the asset subject thereto.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity.

“Personal Data” means any data or information relating to an identified natural person or device.

“Pre-Closing ALPA Stockholders” means the holders of ALPA Common Stock at any time prior to the Effective Time.

“Privacy Laws” means all Laws that govern the Processing of Personal Data or governing privacy, data protection, data security, data or security breach notification, including, to the extent applicable, the California Online Privacy Protection Act, the California Consumer Privacy Act, the Health Insurance Portability and Accountability Act of 1996 and state Laws concerning the privacy or security of health information, the CAN-SPAM Act, the Telephone Consumer Protection Act (“TCPA”) and other Laws regulating the use of Personal Data for marketing purposes, the UK Data Protection Act 2018, Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the Processing of Personal Data and on the free movement of such data (General Data Protection Regulation or “GDPR”), EU Directive 2002/58/EC, and any Laws implementing either or both of the GDPR and EU Directive 2002/58/EC (each as amended from time to time).

“Proceeding” means any lawsuit, litigation, action, audit, complaint, proceeding, suit, arbitration or mediation (in each case, whether civil, criminal or administrative and whether public or private) pending by or before any Governmental Entity.

“Process” (or “Processing” or “Processes”) means the collection, use, storage, processing, recording, distribution, transfer, import, export, protection (including security measures), disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).

“Public Software” means any Software that contains, includes, incorporates, or has instantiated therein, or is derived in any manner (in whole or in part) from, any Software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including under any terms or conditions that impose any requirement that any Software using, linked with, incorporating, distributed with or derived from such Public Software (a) be made available or distributed in source code form; (b) be licensed for purposes of making derivative works; or (c) be redistributable at no, or a nominal, charge.

“Real Property Leases” means all leases, sub-leases, licenses or other agreements, in each case, pursuant to which the Company leases or sub-leases any real property.

“Redemption Rights” means the redemption rights provided for in Sections 9.2 and 9.7 of the ALPA Certificate of Incorporation.

“Registered Intellectual Property” means all issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered Copyrights, pending applications for registration of Copyrights and Internet domain name registrations.

“Registration Statement / Proxy Statement” means a registration statement on Form S-4 relating to the transactions contemplated by this Agreement and the Ancillary Documents and containing a prospectus and proxy statement of ALPA.

“Regulatory Permits” means all Permits granted by FDA or any other Governmental Entity or Notified Body to the Company, including investigational new drug applications, Biologics License Applications, manufacturing approvals and authorizations, CE-mark certificates of conformity, clinical trial authorizations and ethical reviews, facility licenses, or their state, national or foreign equivalents.

“Representatives” means with respect to a Person, such Person’s directors, officers, employees, and legal, financial, internal and independent accounting and other advisors and representatives.

“Required Transaction Proposals” has the meaning set forth in Section 5.8.

“Required Governing Document Proposals” means the approval of the Amended and Restated Certificate of Incorporation and Bylaws of ALPA in the form mutually agreed upon by ALPA and the Company.

“Sanctions and Export Control Laws” means any applicable Law in any part of the world related to (a) import and export controls, including the U.S. Export Administration Regulations, (b) economic sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State, the United Nations, and Her Majesty’s Treasury of the United Kingdom or (c) anti-boycott measures.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedules” means, collectively, the Company Disclosure Schedules and the ALPA Disclosure Schedules.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933.

“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws.

“Software” means any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (b) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing and, to the extent embodied in any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (c) all documentation, including user manuals and other training documentation, related to any of the foregoing.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Tax” means any federal, state, local or non-U.S. income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, unemployment, payroll, wage, employment, severance, occupation, registration, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, unclaimed property, escheat, turnover, windfall profits or other taxes of any kind whatever, whether computed on a separate or combined, unitary or consolidated basis or in any other manner, together with any interest, deficiencies, penalties, additions to tax, or additional amounts imposed by any Governmental Entity with respect thereto, whether disputed or not.

“Tax Authority” means any Governmental Entity responsible for the collection or administration of Taxes or Tax Returns.

“Tax Return” means returns, information returns, statements, declarations, or claims for refund, together with any schedules thereto or amendments thereof, relating to Taxes filed or required to be filed with any Governmental Entity.

“Transaction Share Consideration” means an aggregate number of shares of Class A Common Stock equal to (a) the Equity Value, divided by (b) the ALPA Share Value.

“Underwriters” means BofA Securities, Inc. and PJT Partners LP.

“Unpaid ALPA Expenses” means the ALPA Expenses that are unpaid as of the relevant determination date.

“Unpaid Company Expenses” means the Company Expenses that are as of the relevant determination date.

“Unvested Company Equity Awards” means the Unvested Company Options.

“Unvested Company Option” means each Company Option outstanding as of immediately prior to the Effective Time that is not a Vested Company Option.

“Vested Company Equity Awards” means the Vested Company Options.

“Vested Company Option” means each Company Option outstanding as of immediately prior to the Effective Time that is vested as of such time or will vest in connection with the consummation of the transactions contemplated hereby (whether at the Effective Time or otherwise).

“WARN Act” means the Worker Adjustment Retraining and Notification Act of 1988, as well as analogous applicable foreign, state or local Laws.

“Warrant Agreement” means the Warrant Agreement, dated as of July 26, 2021, by and between ALPA and the Trustee.

“Willful Breach” means an intentional and willful breach, or an intentional and willful failure to perform, in each case that is the consequence of an act or omission by a Party with the knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.

Section 1.2    Certain Defined Terms. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Additional ALPA SEC Reports	Section 4.7
Agreement	Introduction
Allocation Schedule	Section 2.3
ALPA	Introduction
ALPA Board	Recitals
ALPA D&O Persons	Section 5.14(a)
ALPA Designee	Section 5.16(b)
ALPA Financial Statements	Section 4.13(d)
ALPA Related Party	Section 4.9
ALPA Related Party Transactions	Section 4.9
ALPA SEC Reports	Section 4.7
ALPA Stockholders Meeting	Section 5.7
Allocation Schedule	Section 2.3
Business Combination Proposal	Section 5.8
Candy Merger Sub	Recitals
CARES Act	Section 3.16(o)
Certificate of Merger	Section 2.1(a)(ii)
Certificates	Section 2.1(a)(vii)
Closing	Section 2.2
Closing Date	Section 2.2
Closing Filing	Section 5.4(b)
Closing Press Release	Section 5.4(b)
Company	Introduction
Company Board	Recitals
Company D&O Persons	Section 5.15(a)
Company D&O Tail Policy	Section 5.15(c)
Company Financial Statements	Section 3.4
Company Related Party	Section 3.19
Company Related Party Transactions	Section 3.19
Company Stockholder Written Consent	Section 5.13
Company Stockholder Written Consent Deadline	Section 5.13

Term	Section
Creator	Section 3.13(d)
DGCL	Recitals
Dissenting Shares	Section 2.7(a)
Effective Time	Section 2.1(a)(ii)
Enforceability Exceptions	Section 3.3
Exchange Agent	Section 2.5(a)
Exchange Agent Agreement	Section 2.5(a)
Exchange Fund	Section 2.5(c)
Intended Tax Treatment	Recitals
Investor Rights Agreement	Recitals
IPO	Section 8.18
Leased Real Property	Section 3.18(b)
Letter of Transmittal	Section 2.5(b)
Material Contracts	Section 3.7(a)
Material Permits	Section 3.6
Merger	Recitals
Nasdaq Proposal	Section 5.8
New Equity Incentive Plan	Section 5.7
Officers	Section 5.16(a)
Parties	Introduction
Privacy and Data Security Policies	Section 3.20(a)
Privacy Requirements	Section 3.20(a)
Prospectus	Section 8.18
Proxy Statement/Prospectus	Section 5.7
Public Stockholders	Section 8.18
Registration Statement	Section 5.7
Required Transaction Proposals	Section 5.8
Rollover Option	Section 2.4(a)
Rollover Warrant	Section 2.4(b)
Signing Filing	Section 5.4(b)
Signing Press Release	Section 5.4(b)
Sponsor	Recitals
Surviving Corporation	Section 2.1(a)(i)
Tax Opinion	Section 5.5(a)
Termination Date	Section 7.1(d)
Transaction Litigation	Section 5.19
Trust Account	Section 8.18
Trust Account Released Claims	Section 8.18
Trust Agreement	Section 4.8
Trustee	Section 4.8

ARTICLE 2

THE MERGER

Section 2.1    Closing Transactions. On the terms and subject to the conditions set forth in this Agreement, the following transactions shall occur in the order set forth in this Section 2.1:

(a)    Merger.

(i)    On the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, on the Closing Date, Candy Merger Sub shall merge with and into the Company at the Effective Time. Following the Effective Time, the separate existence of Candy Merger Sub shall cease and the Company shall continue as the surviving company of the Merger (the “Surviving Corporation”).

(ii)    At the Closing, the Parties shall cause a certificate of merger, in a form reasonably satisfactory to the Company and ALPA (the “Certificate of Merger”), to be executed and filed with the Secretary of State of the State of Delaware. The Merger shall become effective on the date and time at which the Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware or at such later date or time as is agreed by ALPA and the Company and specified in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).

(iii)    The Merger shall have the effects set forth in Section 251 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, properties, rights, privileges, powers and franchises of the Company and Candy Merger Sub shall vest in the Surviving Corporation and all Liabilities, obligations, restrictions, disabilities and duties of each of the Company and Candy Merger Sub shall become the Liabilities, obligations and duties of the Surviving Corporation, in each case, in accordance with the DGCL.

(iv)    At the Effective Time, the Governing Documents of Candy Merger Sub shall be the Governing Documents of the Surviving Corporation, in each case, until thereafter changed or amended as provided therein or by applicable Law.

(v)    At the Effective Time, the directors and officers of the Company immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation, each to hold office in accordance with the Governing Documents of the Surviving Corporation until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

(vi)    At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each share of capital stock of Candy Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.0001, of the Surviving Corporation.

(vii)    At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each Company Share (other than the Dissenting Shares and the Company Shares cancelled in accordance with clause (viii) immediately below) issued and outstanding as of immediately prior to the Effective Time shall be canceled and extinguished and be converted into the right to receive a number of shares of Class A Common Stock equal to the Merger Consideration. From and after the Effective Time, the holder(s) of certificates (the “Certificates”), if any, evidencing ownership of Company Shares and the Company Shares held in book-entry form issued and outstanding immediately prior to the Effective Time shall each cease to have any rights with respect to such Company Shares except as otherwise expressly provided for herein or under applicable Law.

(viii)    At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each Company Share held immediately prior to the Effective Time by the Company as treasury stock shall be canceled and extinguished, and no consideration shall be paid with respect thereto.

Section 2.2    Closing of the Transactions Contemplated by this Agreement. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Goodwin Procter LLP, 620 Eighth Avenue, New York, NY 10018 as promptly as reasonably practicable, but in no event later than the third (3rd) Business Day, following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) (the “Closing Date”) or at such other place, date or time as ALPA and the Company may agree in writing or electronically by exchange of the closing deliverables by the means provided in Section 8.11.

Section 2.3    Allocation Schedule. No later than five (5) Business Days prior to the Closing Date, the Company shall deliver to ALPA an allocation schedule (the “Allocation Schedule”) setting forth (a) the number of Equity Securities held by each Company Stockholder, the number of shares of Company Common Stock subject to each Company Equity Award held by each holder thereof, as well as whether each such Company Equity Award will be a Vested Company Equity Award or an Unvested Company Equity Award as of immediately prior to the Effective Time, and, in the case of the Company Options, the exercise price thereof, as well as reasonably detailed calculations with respect to the components and subcomponents thereof, (b) the number of shares of Class A Common Stock that will be subject to each Rollover Option and the exercise price of each such Rollover Option at the Effective Time, in each case, determined in accordance with Section 2.4, as well as reasonably detailed calculations with respect to the components and subcomponents thereof, (c) the portion of the Transaction Share Consideration allocated to each Company Stockholder pursuant to Section 2.1(a)(vii), as well as reasonably detailed calculations with respect to the component and subcomponents thereof, and (d) a certification, duly executed by an authorized officer of the Company, that the information and calculations delivered pursuant to clauses (a), (b) and (c) are, and will be as of immediately prior to the Effective Time, (i) true and correct in all respects and (ii) in accordance with the applicable provisions of this Agreement, the Governing Documents of the Company, the Company Voting Agreement and the Company Investors’ Rights Agreement and applicable Laws and, in the case of the Company Equity Awards, the Company Equity Plan and any applicable grant or similar agreement with respect to any such Company Equity Award. The Company will review any comments to the Allocation Schedule provided by ALPA or any of its Representatives and consider in good faith and incorporate any reasonable comments proposed by ALPA or any of its

Representatives to correct inaccuracies. Notwithstanding the foregoing or anything to the contrary herein, the aggregate number of shares of Class A Common Stock that each Company Stockholder will have a right to receive pursuant to Section 2.1(a)(vii) will be rounded down to the nearest whole share.

Section 2.4    Treatment of Company Equity Awards.

(a)    At the Effective Time, by virtue of the Merger and without any action of any Party or any other Person (but subject to, in the case of the Company, Section 2.4(d)), each Company Option (whether a Vested Company Option or an Unvested Company Option) shall cease to represent the right to purchase shares of Company Common Stock and shall be assumed by ALPA and shall be converted into an option to purchase shares of Class A Common Stock (each, a “Rollover Option”) in an amount, at an exercise price and subject to such terms and conditions determined as set forth below. From and after the Effective Time, each Rollover Option shall (i) be exercisable for, and represent the right to purchase, a number of shares of Class A Common Stock (rounded down to the nearest whole share) equal to (A) the number of shares of Company Common Stock subject to the corresponding Company Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, and (ii) have an exercise price per share of Class A Common Stock (rounded up to the nearest whole cent) subject to such Rollover Option equal to (A) the exercise price per share of Company Common Stock applicable to the corresponding Company Option immediately prior to the Effective Time, divided by (B) the Exchange Ratio. Each Rollover Option shall be subject to the same terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the corresponding Company Option immediately prior to the Effective Time (except for terms rendered inoperative by reason of this Agreement or the transactions contemplated by this Agreement, including the Merger). Such conversion shall occur in a manner intended to comply with (x) for any Rollover Option that is an Incentive Stock Option, the requirements of Section 424 of the Code and (y) in each case, the requirements of Section 409A of the Code.

(b)    At the Effective Time, by virtue of the Merger and without any action of any Party or any other Person (but subject to, in the case of the Company, Section 2.5(d)), each Company Warrant shall cease to represent the right to purchase shares of Company Common Stock and shall be canceled in exchange for a warrant to purchase shares of Class A Common Stock (each, a “Rollover Warrant”) in an amount, at an exercise price and subject to such terms and conditions determined as set forth below. Each Rollover Warrant shall (i) be exercisable for, and represent the right to purchase, a number of shares of Class A Common Stock (rounded down to the nearest whole share) equal to (A) the number of shares of Company Common Stock subject to the corresponding Company Warrant immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, and (ii) have an exercise price per share of Class A Common Stock (rounded up to the nearest whole cent) subject to such Rollover Warrant equal to (A) the exercise price per share of Company Common Stock applicable to the corresponding Company Warrant immediately prior to the Effective Time, divided by (B) the Exchange Ratio. Each Rollover Warrant shall be subject to the same terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the corresponding Company Warrant immediately prior to the Effective Time, except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other immaterial administrative or ministerial changes as the ALPA Board (or the compensation committee of the ALPA Board) may determine in good faith are appropriate to effectuate the administration of the Rollover Warrants.

(c)    At the Effective Time, the Company shall take all appropriate and necessary actions to terminate the Company Equity Plan as of the Effective Time and, at the Effective Time, ALPA shall assume the Company Equity Plan, except that the Company Equity Plan (and any option agreement thereunder) shall be amended at the Effective Time to conform with the requirements of Section 2.4(a) and to include additional amendments required to comply with any Law applicable to ALPA.

(d)    Prior to the Closing, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall use commercially reasonable efforts to take, or cause to be taken, all necessary or appropriate actions under the Company Equity Plan (and the underlying grant, award or similar agreements) or otherwise to give effect to the provisions of this Section 2.4.

Section 2.5    Company Stockholder Deliverables

(a)    At least three (3) Business Days prior to the Closing Date, ALPA shall appoint an exchange agent reasonably acceptable to the Company (the “Exchange Agent”) (it being understood and agreed, for the avoidance of doubt, that Continental Stock Transfer & Trust Company shall be deemed to be acceptable to the Company) and enter into an exchange agent agreement with the Exchange Agent (the “Exchange Agent Agreement”) for the purpose of exchanging Certificates, if any, representing the Company Shares, each Company Share held in book-entry form on the stock transfer books of the Company immediately prior to the Effective Time, for the portion of the Merger Consideration issuable in respect of such Company Share pursuant to Section 2.1(a)(vii), and on the terms and subject to the other conditions set forth in this Agreement.

(b)    At least three (3) Business Days prior to the Closing Date, the Company shall mail or otherwise deliver, or shall cause to be mailed or otherwise delivered, to the Company Stockholders a letter of transmittal in a customary form to be mutually agreed between the Parties (a “Letter of Transmittal”); provided that any representations and warranties made by a Company Stockholder in a Letter of Transmittal shall be limited to authority, title to the applicable Company Shares and absence of liens on the applicable Company Shares.

(c)    At the Effective Time, ALPA shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Company Stockholders and for exchange in accordance with this Section 2.5 through the Exchange Agent, evidence of ALPA Common Stock in book-entry form representing the portion of the Merger Consideration issuable pursuant to Section 2.1(a)(vii) in exchange for the Company Shares outstanding immediately prior to the Effective Time. All shares in book-entry form representing the portion of the Merger Consideration issuable pursuant to Section 2.1(a)(vii) deposited with the Exchange Agent shall be referred to in this Agreement as the “Exchange Fund”.

(d)    Each Company Stockholder whose Company Shares have been converted into the right to receive a portion of the Merger Consideration pursuant to Section 2.1(a)(vii) shall be entitled to receive the portion of the Merger Consideration to which he, she or it is entitled on the date provided in Section 2.5(e) upon (i) surrender of a Certificate (or affidavit of loss in lieu thereof in the form required by the Letter of Transmittal), together with the delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Exchange Agent or (ii) delivery of an “agent’s message” in the case of Company Common Stock held in book-entry form, together with the delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Exchange Agent.

(e)    If a properly completed and duly executed Letter of Transmittal, together with any Certificates (or affidavit of loss in lieu thereof in the form required by the Letter of Transmittal) or an “agent’s message”, as applicable, is delivered to the Exchange Agent in accordance with Section 2.5(d) (i) at least one (1) Business Day prior to the Closing Date, then ALPA and the Company shall take all necessary actions to cause the applicable portion of the Merger Consideration to be issued to the applicable Company Stockholder in book-entry form on the Closing Date, or (ii) less than one (1) Business Day prior to or on or after the Closing Date, then ALPA and the Company (or the Surviving Corporation) shall take all necessary actions to cause the applicable portion of the Merger Consideration to be issued to the Company Stockholder in book-entry form within two (2) Business Days after such delivery.

(f)    If any portion of the Merger Consideration is to be issued to a Person other than the Company Stockholder in whose name the surrendered Certificate or the transferred Company Shares in book-entry form is registered, it shall be a condition to the issuance of the applicable portion of the Merger Consideration that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Company Shares in book-entry form shall be properly transferred and (ii) the Person requesting such consideration pay to the Exchange Agent any transfer or similar Taxes required as a result of such consideration being issued to a Person other than the registered holder of such Certificate or Company Shares in book-entry form or establish to the satisfaction of the Exchange Agent that such transfer or similar Taxes have been paid or are not payable.

(g)    No interest will be paid or accrued on the Merger Consideration (or any portion thereof). From and after the Effective Time, until surrendered or transferred, as applicable, in accordance with this Section 2.5, each Company Share (other than, for the avoidance of doubt, the Dissenting Shares and the Company Shares cancelled in accordance with Section 2.1(a)(viii)) shall solely represent the right to receive a portion of the Merger Consideration to which such Company Share is entitled to receive pursuant to Section 2.1(a)(vii).

(h)    At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers of Company Shares that were outstanding immediately prior to the Effective Time.

(i)    Any portion of the Exchange Fund that remains unclaimed by the Company Stockholders twelve (12) months following the Closing Date shall be delivered to ALPA or as otherwise instructed by ALPA, and any Company Stockholder who has not exchanged his, her or its Company Shares for the applicable portion of the Merger Consideration in accordance with this Section 2.6 prior to that time shall thereafter look only to ALPA for the issuance of the applicable portion of the Merger Consideration, without any interest thereon. None of ALPA, the Surviving Corporation or any of their respective Affiliates shall be liable to any Person in respect of any consideration delivered to a public official pursuant to any applicable abandoned property, unclaimed property, escheat, or similar Law. Any portion of the Merger Consideration remaining unclaimed by the Company Stockholders immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of ALPA free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.6    Withholding. ALPA, the Exchange Agent and any of their Affiliates shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any consideration payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law. To the extent that amounts are so withheld and timely remitted to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Upon becoming aware of any such withholding obligation, ALPA shall use commercially reasonable efforts to give reasonable advance notice of such withholding to the Company (other than where such deduction or withholding is in respect of amounts treated as compensation under the Code or is due to a failure of a Person to provide any applicable Tax form required under the relevant Letter of Transmittal) and shall reasonably cooperate with the Company to eliminate or reduce any such required deduction or withholding.

Section 2.7    Appraisal Rights.

(a)    Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, Company Shares that are outstanding immediately prior to the Effective Time and that are held by stockholders of the Company who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such Company Shares in accordance with Section 262 of the DGCL and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of dissenters’ rights (collectively, the “Dissenting Shares”) shall not be converted into, and such stockholders shall have no right to receive, any of the Merger Consideration unless and until such stockholder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal and payment under the DGCL. Any stockholder of the Company who fails to perfect or who effectively withdraws or otherwise losses his, her or its rights to appraisal of such Company Shares under Section 262 of the DGCL shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon (i) surrender of a Certificate (or affidavit of loss in lieu thereof in the form required by the Letter of Transmittal), together with the delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Company or (ii) delivery of an “agent’s message” in the case of Company Common Stock held in book-entry form, together with the delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Company.

(b)    Prior to the Closing, the Company shall give ALPA prompt notice of any demands for appraisal received by the Company and any withdrawals of such demands. The Company shall not, except with the prior written consent of ALPA (which consent shall not be unreasonably withheld, conditioned or delayed), make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY

Subject to Section 8.8, except as set forth in the Company Disclosure Schedules, the Company hereby represents and warrants to the ALPA Parties as follows:

Section 3.1    Organization and Qualification.

(a)    The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has the requisite corporate power and authority to own, lease and operate its properties and to carry on the Business as presently conducted, except where the failure to have such power or authority would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b)    True and complete copies of the Governing Documents of the Company, the Company Voting Agreement and the Company Investors’ Rights Agreement have been made available to ALPA, in each case, as amended and in effect as of the date of this Agreement. The Governing Documents of the Company and Company Voting Agreement and the Company Investors’ Rights Agreement are in full force and effect, and the Company is not in breach or violation of any provision set forth in its Governing Documents or in material breach of the Company Voting Agreement and the Company Investors’ Rights Agreement.

(c)    The Company is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect.

Section 3.1    Capitalization.

(a)    Schedule 3.2(a) of the Company Disclosure Schedules sets forth, as of the date of this Agreement, a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of the Company issued and outstanding, (ii) the identity of the Persons that are the record and beneficial owners thereof, (iii) with respect to each Company Equity Award, (A) the date of grant, (B) any applicable exercise (or similar) price, (C) the expiration date, (D) any applicable vesting schedule (including acceleration provisions), (E) the number of shares of Company Common Stock subject to the Company Equity Award on the date of grant, and (F) the number of shares of Company Common Stock subject to the Company Equity Award as of the date of this Agreement and (iv) with respect to any Company Option, whether such Company Option is an Incentive Stock Option. All of the Company Shares have been duly authorized and validly issued and are fully paid and non-assessable. The Company

Shares (A) were not issued in violation of the Governing Documents of the Company or the Company Voting Agreement and the Company Investors’ Rights Agreement or any other Contract to which the Company is party or bound, (B) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person, (C) have been offered, sold and issued in compliance with applicable Law, including Securities Laws, and (D) are free and clear of all Liens (other than transfer restrictions under applicable Securities Law or under the Company Voting Agreement and the Company Investors’ Rights Agreement). Except for the Company Equity Awards set forth on Section 3.2(a) of the Company Disclosure Schedules, as of the date of this Agreement, the Company has no outstanding (x) equity appreciation, phantom equity or profit participation rights or (y) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts, in the case of each of clause (x) and (y), that would require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of the Company Shares (other than the Company Voting Agreement and the Company Investors’ Rights Agreement).

(b)    The Company does not own or hold (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Securities, and the Company is not a partner or member of any partnership, limited liability company or joint venture.

(c)    Section 3.2(c) of the Company Disclosure Schedules sets forth a list of all Indebtedness of the Company as of the date of this Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement, and the debtor and the creditor thereof.

(d)    Section 3.2(d) of the Company Disclosure Schedules sets forth a list of all Change of Control Payments of the Company, identifying for each such Change of Control Payment (i) the Person eligible to receive such Change of Control Payment, (ii) the total potential amount of such Change of Control Payment, and (iii) the Contract or other arrangement pursuant to which such Change of Control Payment is payable or required to be made.

(e)    Each Company Equity Award was granted in compliance in all material respects with all applicable Laws and all of the terms and conditions of the applicable Company Equity Plan, and each Company Option has an exercise price per share that is equal to or greater than the fair market value of a share of Company Common Stock on the date of such grant determined in a manner consistent with Section 409A of the Code.

Section 3.3    Authority. The Company has the requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. Subject to obtaining the Company Stockholder Written Consent, the execution and delivery of this Agreement, the Ancillary Documents to which the Company is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate action on the part of the Company. This Agreement and each Ancillary Document to which the Company is or will be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by the Company and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the Company (assuming that this Agreement and the Ancillary Documents to which the Company is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity (“Enforceability Exceptions”).

Section 3.4    Financial Statements; Undisclosed Liabilities.

(a)    The Company has made available to ALPA a true and complete copy of the audited consolidated balance sheets of the Company as of December 31, 2021 and the related audited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ equity (deficit) and cash flows of the Company for each of the years then ended (collectively, the “Company Financial Statements”). The Company Financial Statements (including the notes thereto) (A) were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (B) fairly present, in all material respects, the financial position, results of operations and cash flows of the Company as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein, (C) were audited in accordance with the standards of the PCAOB and contain an unqualified report of the Company’s auditors and (D) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the date hereof (including Regulation S-X or Regulation S-K, as applicable).

(b)    Except (i) as set forth in the Company Financial Statements, (ii) for Liabilities incurred in the ordinary course of business as of December 31, 2021 (none of which is a Liability for breach of contract, breach of warranty, tort, infringement or violation of Law), (iii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of their respective covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby and (iv) for Liabilities that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Company, the Company has no Liabilities required by GAAP to be reflected or reserved against in the consolidated balance sheet as of December 31, 2021 included in the Company Financial Statements.

(c)    The Company has established and maintains a system of internal accounting controls that is designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Company’s assets.

(d)    Since January 1, 2019, the Company has not received any written complaint, allegation, assertion or claim that there is (i) “significant deficiency” in the internal controls over financial reporting of the Company to the Company’s knowledge, (ii) a “material weakness” in the internal controls over financial reporting of the Company to the Company’s knowledge or (iii) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.

Section 3.5    Consents and Requisite Governmental Approvals; No Violations.

(a)    No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Company with respect to the Company’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Company is or will be party or the consummation of the transactions contemplated hereby or by the Ancillary Documents, except for (i) compliance with and filings under the HSR Act or any filings with or approvals or clearances from any Governmental Entities that the Parties determine (acting reasonably) are required and advisable to consummate the transactions contemplated hereby, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) filing of the Certificate of Merger or (iv) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Company Material Adverse Effect.

(b)    Except as set forth on Section 3.5(b) of the Company Disclosure Schedules, neither the execution, delivery or performance by the Company of this Agreement nor the Ancillary Documents to which the Company is or will be a party nor the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Company’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (A) any Material Contract or (B) any Material Permits, (iii) violate, or constitute a breach under, any Order or applicable Law to which the Company or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of the Company, except, in the case of any of clauses (ii) through (iv) above, as would not be material to the Company.

Section 3.6    Permits. The Company has all Permits that are required to own, lease or operate its properties and assets and to conduct the Business as currently conducted, except where the failure to obtain the same would not result in a Company Material Adverse Effect (the “Material Permits”). Except as is not and would not reasonably be expected to be material to the Company, (i) each Material Permit is in full force and effect in accordance with its terms and (ii) no written notice of revocation, cancellation or termination of any Material Permit has been received by the Company.

Section 3.7    Material Contracts.

(a)    Section 3.7(a) of the Company Disclosure Schedules sets forth a list of the following Contracts to which the Company is, as of the date of this Agreement, a party (each Contract required to be set forth on Section 3.7(a) of the Company Disclosure Schedules, together with each of the Contracts entered into after the date of this Agreement that would be required to be set forth on Section 3.7(a) of the Company Disclosure Schedules if entered into prior to the execution and delivery of this Agreement, collectively, the “Material Contracts”):

(i)    any Contract relating to Indebtedness of the Company or to the placing of a Lien (other than any Permitted Lien) on any material assets or properties of the Company;

(ii)    any Contract under which the Company is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $1,000,000;

(iii)    any Contract under which the Company is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by the Company, except for any lease or agreement under which the aggregate annual rental payments do not exceed $1,000,000;

(iv)    any Contract for any material joint venture, partnership, collaboration or strategic alliance;

(v)    any Contract that (A) limits or purports to limit, in any material respect, the freedom of the Company to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the operations of ALPA or any of its Affiliates after the Closing, (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions or (C) contains any other provisions restricting or purporting to restrict the ability of the Company to sell, manufacture, develop, commercialize, test or research the Company Products, directly or indirectly through third parties, in any material respect or that would so limit or purports to limit, in any material respect, ALPA or any of its Affiliates after the Closing;

(vi)    any Contract requiring any future capital commitment or capital expenditure (or series of capital expenditures) by the Company in an amount in excess of (A) $1,000,000 annually or (B) $2,500,000 over the life of the agreement;

(vii)     any Contract requiring the Company to guarantee the Liabilities of any Person (other than the Company or a Subsidiary) or pursuant to which any Person (other than the Company or a Subsidiary) has guaranteed the Liabilities of the Company, in each case in excess of $1,000,000;

(viii)    any Contract under which the Company has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person, in each case in excess of $1,000,000;

(ix)    any Contract required to be disclosed on Section 3.19 of the Company Disclosure Schedules;

(x)    any Contract with any Person (A) pursuant to which the Company (or ALPA or any of its Affiliates after the Closing) may be required to pay milestones, royalties or other contingent payments based on any research, testing, development, regulatory filings or approval, sale, distribution, commercial manufacture or other similar occurrences, developments, activities or events, in each case, relating to Company Products, or (B) under which the Company grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license or any other similar rights with respect to any Company Product or any Company Business Intellectual Property;

(xi)    any Contract (A) for the employment or engagement of any current director, manager, officer, employee, Contingent Worker or other individual service provider of the Company whose annual base salary (or, in the case of an individual other than an employee, annual base compensation) is in excess of $250,000, or (B) providing for any Change of Control Payment of the type described in clause (a) of the definition thereof;

(xii)    any Contract (A) executed with any current director, manager, officer, employee, Contingent Worker or other individual service provider of the Company that provides for severance benefits, or (B) entered into by the Company that constitutes a collective bargaining agreement or any other agreement executed between the Company and a union or similar organization;

(xiii)    any Contract for the disposition of any portion of the assets or business of the Company or for the acquisition by the Company of the assets or business of any other Person (other than acquisitions or dispositions made in the ordinary course of business), or under which the Company has any continuing obligation with respect to an “earn-out”, contingent purchase price or other contingent or deferred payment obligation;

(xiv)    any settlement, conciliation or similar Contract (A) the performance of which would be reasonably likely to involve any payments after the date of this Agreement, (B) with a Governmental Entity or (C) that imposes, at any time in the future, any material, non-monetary obligations on the Company (or ALPA or any of its Affiliates after the Closing); and

(xv)    any other Contract the performance of which requires either (A) annual payments by the Company in excess of $1,000,000 or (B) aggregate payments by the Company in excess of $2,500,000 over the life of the agreement and, in each case, that is not terminable by the Company without penalty upon less than thirty (30) days’ prior written notice.

(b)    (i) Each Material Contract is valid and binding on the Company and to the knowledge of the Company, the counterparty thereto, and is in full force and effect and (ii) the Company and, to the knowledge of the Company, the counterparties thereto are not in material breach of, or default under, any Material Contract.

Section 3.8    Absence of Changes. During the period beginning on January 1, 2021 and ending on the date of this Agreement, (a) no Company Material Adverse Effect has occurred and (b) except as expressly contemplated by this Agreement, any Ancillary Document or in connection with the transactions contemplated hereby and thereby, (i) the Company has conducted the Business in the ordinary course in all material respects and (ii) the Company has not taken any action that would require the consent of ALPA if taken during the period from the date of this Agreement until the Closing pursuant to Section 5.1(b)(i), (ii), (iii), (iv), (vi), (ix) (solely relating to the Company’s directors and officers), (x), (xii), (xiii) and (xv).

Section 3.9    Litigation. There is no Proceeding pending or, to the Company’s knowledge, threatened against the Company that, if adversely decided or resolved, has been or would reasonably be expected to be, individually or in the aggregate, material to the Company. Neither the Company nor any of its material properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by the Company pending against any other Person. This Section 3.9 does not apply to claims arising under Employee Benefit Plans, which are addressed solely in Section 3.11 herein.

Section 3.10    Compliance with Applicable Law. The Company (a) conducts and in the six (6) years prior to the date hereof has conducted the Business in accordance with all Laws and Orders applicable to the Company and is not in violation of any such Law or Order and (b) has not received any written communications from a Governmental Entity and, to the Company’s knowledge, there is no such pending communication that alleges that the Company is not in compliance with any such Law or Order, except in each case of clauses (a) and (b), as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company.

Section 3.11    Employee Benefit Plans.

(a)    Section 3.11(a) of the Company Disclosure Schedules sets forth a true and complete list of all material Employee Benefit Plans.

(b)    True, complete and correct copies of the following documents, with respect to each Employee Benefit Plan, where applicable, have previously been made available to ALPA: (i) all documents embodying or governing such Employee Benefit Plan (or for unwritten Employee Benefit Plans a written description of the material terms of such Employee Benefit Plan) and any funding medium for the Employee Benefit Plan; (ii) the most recent IRS determination or opinion letter; (iii) the most recently filed Form 5500; (iv) the most recent actuarial valuation report; (v) the most recent summary plan description (or other descriptions provided to employees) and all modifications thereto; (vi) the last three years of non-discrimination testing results; and (vii) all material non-routine correspondence to and from any Governmental Entity thereof within the last six (6) years.

(c)    Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or approval letter from the Internal Revenue Service with respect to such qualification, or may rely on an opinion letter issued by the Internal Revenue Service with respect to a prototype plan adopted in accordance with the requirements for such reliance and, to the knowledge of the Company, no event or omission has occurred that would be reasonably likely to cause any such Employee Benefit Plan to lose such qualification.

(d)    Each Employee Benefit Plan is and has been established, operated and administered in all material respects in accordance with applicable Laws and with its terms, including ERISA, the Code and the Affordable Care Act. No Employee Benefit Plan is, or within the past six (6) years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, or been the subject of any self-correction under any such program. To the knowledge of the Company, no litigation or governmental administrative proceeding, audit or other proceeding (other than those relating to routine claims for benefits) is pending or threatened in writing with respect to any Employee Benefit Plan. All payments or contributions required to have been made with respect to all Employee Benefit Plans either have been made in all material respects or have been accrued in all material respects in accordance with the terms of the applicable Employee Benefit Plan and applicable Law.

(e)    Neither the Company nor any ERISA Affiliate has in the past six (6) years maintained, contributed to, or been required to contribute to or had any Liability with respect to: (i) any employee benefit plan that is or was subject to Title IV of ERISA, Section 412 of the Code, Section 302 of ERISA, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or (v) any “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA).

(f)    Neither the Company nor any ERISA Affiliate provides or has any obligation to provide health care or any other non-pension benefits to any employees after their employment is terminated, other than as required by COBRA.

(g)    Each Employee Benefit Plan (excluding compensatory arrangements) may be amended, terminated, or otherwise modified (including cessation of participation) by the Company to the greatest extent permitted by applicable Law. Except as required by applicable Law, neither the Company nor any of its ERISA Affiliates has announced its intention to modify or terminate any Employee Benefit Plan or adopt any arrangement or program which, once established, would come within the definition of an Employee Benefit Plan.

(h)    Each Employee Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(i)    Neither the execution and delivery of this Agreement, the shareholder approval of this Agreement, nor the consummation of the transactions contemplated by this Agreement would (either alone or in combination with any other event) reasonably be expected to (i) result in, or cause the accelerated vesting payment, funding or delivery of, or materially increase the amount or value of, any payment or benefit to any current or former director, manager, officer, employee, individual independent contractor or other individual service providers of the Company, (ii) further restrict any rights of the Company to amend or terminate any Employee Benefit Plan (except any limitations imposed by applicable Law), or (iii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code.

(j)    The Company has no obligation to make any tax “gross-up” or similar “make whole” payments to any service provider pursuant to any tax imposed under Section 409A or 4999 of the Code.

(k)    No Employee Benefit Plan is subject to the laws of any jurisdiction outside the United States.

Section 3.12    Environmental Matters. Except as would not have a Company Material Adverse Effect:

(a)    The Company has not received any written notice or communication from any Governmental Entity or any other Person regarding any actual, alleged, or potential violation in any respect of, or a failure to comply in any respect with, any Environmental Laws.

(b)    There is (and since January 1, 2019 there has been) no Proceeding pending or, to the Company’s knowledge, threatened in writing against the Company pursuant to Environmental Laws.

(c)    There has been no manufacture, release, treatment, storage, disposal, arrangement for disposal, transport or handling of, contamination by, or exposure of any Person to, any Hazardous Substances.

The Company has made available to ALPA copies of all material environmental, health and safety reports and documents that were prepared for the Company by third parties and are in the Company’s possession relating to the operations, properties or facilities of the Company in the past five (5) years.

Section 3.13    Intellectual Property.

(a)    Section 3.13(a) of the Company Disclosure Schedules sets forth a true and complete list of: (i) all currently issued or pending Company Registered Intellectual Property, and (ii) any Patent included in the Company Licensed Intellectual Property that is exclusively licensed to the Company. Section 3.13(a) of the Company Disclosure Schedules lists, for each item of Company Registered Intellectual Property as of the date of this Agreement (A) the record owner of such item, (B) the jurisdictions in which such item has been issued or registered or filed, (C) the issuance, registration or application date, as applicable, for such item and (D) the issuance, registration or application number, as applicable, for such item.

(b)    All fees and filings necessary as of the date of this Agreement to maintain any application or registration, issuance or grant of any Company Registered Intellectual Property have been timely submitted to the relevant intellectual property office or Governmental Entity and Internet domain name registrars, as applicable. No item of the Company Registered Intellectual Property listed in Section 3.13(a) of the Company Disclosure Schedule is cancelled, abandoned, or lapsed. As of the date of this Agreement, the Company Registered Intellectual Property is not the subject of any pending material Proceedings, including litigation, interference, re-examination, inter parties review, reissue, opposition, nullity, or cancellation proceedings and, to the Company’s knowledge, no such material Proceedings are threatened by any Governmental Entity or any other Person.

(c)    The Company exclusively owns all right, title and interest in and to all material Company Business Intellectual Property (except Company Licensed Intellectual Property), free and clear of all Liens (other than Permitted Liens) and without any known conflict with, or infringement of, the rights of others, including prior employees or consultants, or academic or medical institutions with which any of them may be affiliated now or may have been affiliated in the past. For all Patents owned by the Company, each inventor listed on the Patent has assigned his or her rights to the Company. The Company has not (i) transferred ownership of, or granted any exclusive license with respect to, any material Company Business Intellectual Property to any other Person or (ii) granted any customer the right to use any material Company Product or service on anything other than a non-exclusive basis. Section 3.13(c)(i) of the Company Disclosure Schedules sets forth a list of all current Contracts: (A) pursuant to which the Company has been granted a license, sublicense or other rights to any Company Licensed Intellectual Property as of the date of this Agreement; and (B) pursuant to which the Company has granted another Person a covenant not to sue with respect to any Company Business Intellectual Property. Section 3.13(c)(ii) of the Company Disclosure Schedule sets forth a list of all current Contracts pursuant to which the Company has granted a license, sublicense or other right to any material Company Business Intellectual Property (“Licensed Out IP”). The Company has valid rights under all Contracts for Company Licensed Intellectual Property listed in Section 3.13(c)(i) of the Company Disclosure Schedules to use, sell, license and otherwise exploit, as the case may be, all Company Licensed Intellectual Property licensed pursuant to such Contracts as the same is currently used, sold, licensed and otherwise exploited by the Company as of the date of this Agreement, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company. The Company Business Intellectual Property (including the Company Licensed Intellectual Property), to the knowledge of the Company, constitutes all of the Intellectual Property that is material, necessary and sufficient to enable the Company to conduct the Business as currently conducted in all material respects. To the knowledge of the Company, the Company Registered Intellectual Property and any Patent included in the Company Licensed Intellectual Property that is exclusively licensed to the Company are currently in compliance with formal legal requirements of the applicable intellectual property office and are not subject to any maintenance fees or taxes or actions falling due within 90 days after the Closing Date. To the knowledge of the Company, all Company Registered Intellectual Property and any Patent included in the Company Licensed Intellectual Property that is exclusively licensed to the Company are subsisting, and if registered, issued or granted, are valid and enforceable (in each case, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(d)    The Company’s employees, consultants, advisors and independent contractors who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any material Company Owned Intellectual Property (each such person, a “Creator”) have agreed to maintain and protect the trade secrets and confidential information of the Company. Each Creator has assigned or has agreed to assign to the Company all Intellectual Property Rights authored, invented, created, improved, modified or developed by such person in the course of such Creator’s employment or other engagement with the Company that (i) relate, at the time of conception, reduction to practice, development, or making of such intellectual property right, to the Company’s business as then conducted or as then proposed to be conducted, (ii) were developed on any amount of the Company’s time or with the use of any of the Company’s equipment, supplies, facilities or information or (iii) resulted from the performance of services for the Company. It will not be necessary to use any inventions of any of its employees or consultants (or Persons it currently intends to hire) made prior to their employment by the Company, including prior employees or consultants, or academic or medical institutions with which any of them may be affiliated now or may have been affiliated in the past.

(e)    The Company has taken reasonable steps to safeguard and maintain the secrecy of any trade secrets, confidential know-how and other confidential information owned by the Company. Without limiting the foregoing, to the knowledge of the Company, the Company has not disclosed any material trade secrets, confidential know-how or confidential information to any other Person unless such disclosure was under an appropriate written non-disclosure agreement containing appropriate limitations on use, reproduction and disclosure or was otherwise made subject to an appropriate duty of confidence. To the Company’s knowledge, there has been no violation or unauthorized access to or disclosure of any material Company trade secrets, confidential know-how or confidential information of or in the possession the Company, or of any written obligations with respect to such.

(f)    None of the Company Owned Intellectual Property and, to the Company’s knowledge, none of the Company Licensed Intellectual Property is subject to any outstanding Order that restricts in any manner the use, sale, transfer, licensing or exploitation thereof by the Company or affects the validity, use or enforceability of any such Company Business Intellectual Property, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company.

(g)    To the Company’s knowledge, neither the conduct of the Business nor any of the Company Products offered, marketed, licensed, provided, sold, distributed, proposed to be marketed or sold, or otherwise exploited by the Company nor the design, development, manufacturing, reproduction, use, marketing, offer for sale, sale, importation, exportation, distribution or other exploitation of any Company Product infringes, misappropriates or otherwise violates any Intellectual Property Rights of any other Person, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company.

(h)    Since December 31, 2019, there is no material Proceeding pending against the Company nor has the Company received any written communications (i) alleging that the Company has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any other Person, (ii) challenging the validity, enforceability, use or exclusive ownership of any Company Business Intellectual Property or (iii) inviting the Company to take a license under any Patent or consider the applicability of any Patents to any products or services of the Company or to the conduct of the business of the Company.

(i)    To the Company’s knowledge, no Person is infringing, misappropriating or otherwise violating any Company Business Intellectual Property or any Patent included in the Company Licensed Intellectual Property that is exclusively licensed to the Company, in each case in any material respect. Since December 31, 2019, the Company has not made any written claim against any Person alleging any infringement, misappropriation or other violation of any Company Business Intellectual Property or any Patent included in the Company Licensed Intellectual Property that is exclusively licensed to the Company, in each case except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company.

(j)    To the Company’s knowledge, the Company owns or has obtained, possesses and is in compliance with valid licenses to use all of the Software present on the computers and other Software-enabled electronic devices that it owns or leases or that is otherwise under the control of the Company and used by the Company in connection with the Business, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company. The Company has not disclosed or delivered to any escrow agent or, to the Company’s knowledge, any other Person, other than employees or contractors who are subject to confidentiality obligations, any of the source code that is Company Business Intellectual Property and material to the Business, and no other Person has the right, contingent or otherwise, to obtain access to or use any such source code. To the Company’s knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or would reasonably be expected to, result in the delivery, license or disclosure of any source code that is material to the Business and that is owned by the Company to any Person who is not, as of the date the event occurs or circumstance or condition comes into existence, a current employee or contractor of the Company subject to confidentiality obligations with respect thereto.

(k)    The Company has not incorporated into any proprietary Software that constitutes a product or service offered by the Company or is otherwise considered Company Business Intellectual Property and that is distributed outside of the Company, or is otherwise used in a manner that would subject the Company to any obligations set forth in the license for such Public Software, any Public Software, in whole or in part, in each case in a manner that (i) requires any such Company Business Intellectual Property to be licensed, sold, disclosed, distributed, hosted or otherwise made available, including in source code form or for the purpose of making derivative works, for any reason, (ii) grants, or requires the Company to grant, the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of any Company Business Intellectual Property, (iii) limits in any manner the ability to charge license fees or otherwise seek compensation in connection with marketing, licensing or distribution of any Company Business Intellectual Property or (iv) otherwise imposes any material limitation, restriction or condition on the right or ability of the Company to use, hold for use, license, host, distribute or otherwise dispose of any Company Business Intellectual Property, other than compliance with notice and attribution requirements, in each case, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company.

(l)    No government funding, facilities of a university, college, other educational institution or research center, or funding from third parties was used in the development of any Company Intellectual Property. No Person who was involved in, or who contributed to, the creation or development of any Company Intellectual Property, has performed services for the government, university, college, or other educational institution or research center in a manner that would affect Company’s rights in the Company Intellectual Property.

Section 3.14    Labor Matters.

(a)    Section 3.14(a) of the Company Disclosure Schedules contains a complete and accurate list of all employees of the Company as of the date of this Agreement, setting forth for each employee: (i) the employee’s position or title; (ii) the entity that employs the individual; (iii) whether classified as exempt or non-exempt for wage and hour purposes; (iv) whether paid on a salary, hourly or commission basis; (v) the employee’s actual annual base salary (if paid on a salary basis), hourly rate (if paid on an hourly basis), or commission rate (if paid on a purely commission basis), as applicable; (vi) bonus and commission potential; (vii) for any part-time employee, average scheduled hours per week; (viii) date of hire; (ix) business location; (x) status (i.e., active or inactive and if inactive, the type of leave and estimated duration); and (xi) any visa or work permit status and the date of expiration, if applicable.

(b)    The Company is and for at least the past three (3) years has been in material compliance with the Fair Labor Standards Act and state, local and foreign wage and hour Laws (as applicable) regarding proper classification of its employees as exempt or non-exempt. With respect to Contingent Workers who are or were engaged by the Company, the Company is and for at least the past three (3) years has been in material compliance with applicable Laws regarding proper classification and treatment of services providers as Contingent Workers (as distinguished from Form W-2 employees).

(c)    Except as set forth on Section 3.14(c) of the Company Disclosure Schedules, the Company is, and for the past three (3) years has been, in compliance in all material respects with all applicable Laws and regulations respecting labor and employment matters, including fair employment practices, pay equity, the classification of independent contractors, workplace safety and health, work authorization and immigration, unemployment compensation, workers’ compensation, affirmative action, terms and conditions of employment, employee leave and wages and hours, including payment of minimum wages and overtime. The Company is not delinquent in any payments to any employee or Contingent Worker for any wages, salaries, commissions, bonuses, severance, fees or other direct compensation, as applicable, due with respect to any services performed for it or amounts required to be reimbursed to such employees or Contingent Workers. The Company is not liable for any employment taxes or any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice).

(d)    Currently and within the three (3) years preceding the date of this Agreement, the Company has not been party to or, to the Company’s knowledge, the subject of any litigation, arbitration, mediation, governmental audit, administrative agency proceeding, private dispute resolution proceeding, or governmental investigation, in each case relating to employment or labor matters concerning the employees or Contingent Workers of the Company, and the Company has not conducted an internal investigation or authorized a third-party investigation (including those concerning allegations of employment discrimination, retaliation, noncompliance with wage and hour Laws, the misclassification of independent contractors, violation of restrictive covenants, sexual harassment or misconduct, other unlawful harassment, or unfair labor practices), and no such matters are pending or, to the knowledge of the Company, have been threatened in writing against the Company.

(e)    Since January 1, 2018, the Company has not experienced a “plant closing,” “business closing,” or “mass layoff” or similar group employment loss as defined in the federal WARN Act or any similar state, local or foreign Law affecting any site of employment of the Company or one or more facilities or operating units within any site of employment or facility of the Company. During the ninety (90) day period preceding the date of this Agreement, no employee has suffered an “employment loss” as defined in the WARN Act with respect to the Company. The Company has not incurred any material Liability under the WARN Act nor will it incur any Liability under the WARN Act as a result of the transactions contemplated by this Agreement.

(f)    The Company is not a party to or bound by any collective bargaining agreements or other agreements with any labor organization, labor union, works council or other employee representative or any other Contract with a labor union, labor organization, works council, employee delegate, representative or other employee collective group nor to the knowledge of the Company is there any duty on the part of the Company to bargain with any labor union, labor organization, works council, employee delegate, representative or other employee collective group. Since December 31, 2019, there has been no actual or, to the Company’s knowledge, threatened unfair labor practice charges, material grievances, arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other material labor disputes against the Company. To the Company’s knowledge, since December 31, 2019, there have been no labor organizing activities with respect to any employees of the Company.

(g)    Except as set forth in Section 3.14(g) of the Company Disclosure Schedules, no employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material work schedule change, reduction in hours, or reduction in salary or wages by the Company has occurred prior to the date of this Agreement or has been announced as of the date of this Agreement as a result of COVID-19 or any Law, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19. The Company is and has been in material compliance with all applicable employment-related Pandemic Measures of a type described in clause (i) of the definition thereof.

(h)    Except as set forth in Section 3.14(h) of the Company Disclosure Schedules, to the knowledge of the Company, no director, officer, or executive employee has expressed, as of the date of this Agreement, any plans to terminate his or her employment with the Company.

(i)    Except as set forth in Section 3.14(i) of the Company Disclosure Schedules, each employee of the Company is employed at will.

(j)    In the last five (5) years, no allegations of sexual harassment or sexual misconduct have been made to the Company against any officer, executive or management-level employee of the Company and, to the Company’s knowledge, there have not been any such allegations.

(k)    During the three (3) year period preceding the date hereof, the Company has paid and continues to pay each of its employees in a manner that complies in all material respects with applicable federal, state, local, and foreign Laws pertaining to the equal pay of employees.

(l)    Currently and within the three (3) years preceding the date of this Agreement, the Company has complied in all material respects with all applicable Laws concerning affirmative action and prevailing wage obligations.

Section 3.15    Insurance. Section 3.15 of the Company Disclosure Schedules sets forth a list of all material policies of fire, liability, workers’ compensation, property, casualty and other forms of material insurance owned or held by the Company as of the date of this Agreement. All such policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement, and true and complete copies of all such policies have been made available to ALPA. As of the date of this Agreement, no claim by the Company is pending under any such policies as to which coverage has been denied or disputed, or rights reserved to do so, by the underwriters thereof, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company.

Section 3.16    Tax Matters.

(a)    The Company has prepared and filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws, and the Company has paid all material Taxes required to have been paid by it regardless of whether shown on a Tax Return.

(b)    The Company has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, other service providers, equity interest holder or other third-party.

(c)    The Company is not currently the subject of a Tax audit or examination, and has not been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed, in each case, with respect to material Taxes.

(d)    The Company has not consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business.

(e)    No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to the Company which agreement or ruling would be effective after the Closing Date.

(f)    The Company is not nor has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g)    There are no Liens for Taxes on any assets of the Company other than Permitted Liens.

(h)    The Company has not been a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.

(i)    The Company (i) has not been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company or any of its current Affiliates) or (ii) does not have any material Liability for the Taxes of any Person (other than the Company or any of its current Affiliates) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract (other than any Contract entered into in the ordinary course of business the principal purpose of which does not relate to Taxes) or otherwise.

(j)    No written claims have ever been made by any Tax Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction, which claims have not been resolved or withdrawn.

(k)    The Company is not a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes) and the Company is not a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.

(l)    The Company is tax resident only in its jurisdiction of formation, and is not managed or controlled outside such jurisdiction for Income Tax purposes.

(m)    The Company does not have a branch, permanent establishment (within the meaning of an applicable Tax treaty) or otherwise have an office or fixed place of business in a country other than the country in which it is organized.

(n)    The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in, or use of improper, method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received on or prior to the Closing Date; (v) intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); or (vi) election under Section 965(h) of the Code.

(o)    The Company has not deferred any Taxes under Section 2302 of the Coronavirus Aid, Relief and Economic Security Act of 2020 (the “CARES Act”).

(p)    All related party transactions involving the Company are at arm’s length.

(q)    The Company has not taken or agreed to take any action not contemplated by this Agreement or any Ancillary Document that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Section 3.17    Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 3.17 of the Company Disclosure Schedules (which fees shall be the sole responsibility of the Company, except as otherwise provided in Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates for which the Company has any obligation.

Section 3.18    Real and Personal Property.

(a)    Owned Real Property. The Company does not own any real property.

(b)    Leased Real Property. Section 3.18(b) of the Company Disclosure Schedules sets forth a true and complete list (including street addresses) of all real property leased by the Company (the “Leased Real Property”) and all Real Property Leases pursuant to which the Company is a tenant or landlord as of the date of this Agreement. True and complete copies of all such Real Property Leases have been made available to ALPA. Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the Company, enforceable in accordance with its terms against the Company and, to the Company’s knowledge, each other party thereto, subject to Enforceability Exceptions. There is no material breach or default by the Company or, to the Company’s knowledge, any third party under any Real Property Lease.

(c)    Personal Property. The Company has good, valid and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the material tangible assets and properties of the Company reflected in the Company Financial Statements or thereafter acquired by the Company prior to the date hereof, except for assets disposed of in the ordinary course of business.

Section 3.19    Transactions with Affiliates. Section 3.19 of the Company Disclosure Schedules sets forth all Contracts between (a) the Company, on the one hand, and (b) any officer, director, employee, equityholder or Affiliate of the Company, or any family member of the foregoing Persons, on the other hand (each Person identified in this clause (b), a “Company Related Party”), other than (i) Contracts with respect to a Company Related Party’s employment with or service as a director to (including benefit plans and other ordinary course compensation from) the Company entered into in the ordinary course of business and (ii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b). No Company Related Party (A) owns any interest in any material asset used in the Company’s business, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a supplier, lender, partner, lessor, lessee or other material business relation of the Company or (C) owes any material amount to, or is owed any material amount by, the Company (other than ordinary course accrued compensation, employee benefits, employee or director expense reimbursement or other transactions entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b)). All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 3.19 are referred to herein as “Company Related Party Transactions”.

Section 3.20    Data Privacy and Security.

(a)    The Company has at all times since January 1, 2019 complied in all material respects with all applicable Privacy Laws, Privacy and Data Security Policies (as defined below), and contractual commitments concerning the Payment Card Industry Data Security Standards (if any) (collectively, the “Privacy Requirements”). The Company has implemented adequate written policies relating to the Processing of Personal Data as and to the extent required by applicable Law (“Privacy and Data Security Policies”).

(b)    There is no pending, nor has there been since January 1, 2019 any material Proceedings against the Company initiated by (i) any Person; (ii) the United States Federal Trade Commission, any state attorney general or similar state official; (iii) any other Governmental Entity, foreign or domestic; or (iv) any regulatory or self-regulatory entity alleging that any Processing of Personal Data by or on behalf of the Company is in violation of any Privacy Requirements.

(c)    Since January 1, 2019, there has been no material breach of security resulting in unauthorized access, use or disclosure of Personal Data in the possession or control of the Company or, to the Company’s knowledge, any of its contractors with regard to any Personal Data obtained from or on behalf of the Company, or any material unauthorized intrusions or breaches of security into the Company systems.

(d)    The Company owns or has license to use the Company IT Systems as necessary to operate the business of the Company as currently conducted. To the Company’s knowledge, none of the Company IT Systems contain any worm, bomb, backdoor, clock, timer or other disabling device, code, design or routine that causes the software of any portion thereof to be erased, inoperable or otherwise incapable of being used, either automatically, with the passage of time or upon command by any unauthorized person.

(e)    The Company has taken organizational, physical, administrative and technical measures required by Privacy Requirements consistent with standards prudent in the industry in which the Company operates to protect (i) the integrity, security and operations of the Company’s information technology systems, and (ii) the confidential data owned by the Company or provided by the Company’s customers, and Personal Data against data security incidents or other misuse. The Company has implemented reasonable procedures, satisfying the requirements of applicable Privacy Laws in all material respects, to detect data security incidents and to protect Personal Data against loss and against unauthorized access, use, modification, disclosure or other misuse.

(f)    In connection with each third-party service provider whose services are material to the Company and involve the Processing of Personal Data on behalf of the Company, the Company has in accordance with Privacy Laws, since January 1, 2018, entered into valid data processing agreements with any such third party in accordance with applicable Privacy Laws.

(g)    The consummation of any of the transactions contemplated hereby, will not violate any applicable Privacy Requirements.

(h)    There have not been any Proceedings related to any data security incidents or any violations of any Privacy Requirements that have been asserted in writing against the Company, and, to the Company’s knowledge, the Company has not received any written correspondence relating to, or written notice of any Proceedings with respect to, alleged violations by the Company of, Privacy Requirements.

(i)    The Company has not transferred any Personal Data from the European Union or United Kingdom to a jurisdiction outside the European Economic Area or United Kingdom, other than in accordance with Articles 45 and 46(2) of the GDPR.

Section 3.21    Compliance with International Trade & Anti-Corruption Laws.

(a)    Neither the Company nor, to the Company’s knowledge, any of its Representatives acting for or on behalf of the Company, is or has been, since January 1, 2018, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions and Export Control Laws; (iii) an entity owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) through (iii) or any country or territory which is or has, since January 1, 2019, been the subject of or target of any Sanctions and Export Control Laws (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea, Venezuela, Sudan and Syria).

(b)    Neither the Company nor, to the Company’s knowledge, any of its Representatives acting for or on behalf of the Company has in the five (5) years prior to the date hereof (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, or (ii) otherwise violated any Anti-Corruption Laws.

Section 3.22    Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the Pre-Closing ALPA Stockholders or at the time of the ALPA Stockholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.23    Regulatory Compliance.

(a)    The Company has obtained all required Regulatory Permits and the Company and Company Products are in compliance in all material respects with all Regulatory Permits. To the knowledge of the Company, (i) no Governmental Entity is considering limiting, suspending or revoking any Regulatory Permit and (ii) each third party that is a manufacturer, contractor or agent for the Company is in compliance in all material respects with all Regulatory Permits required by all applicable Healthcare Laws insofar as they reasonably pertain to the Company Products.

(b)    In the six (6) years prior to the date hereof, except as set forth in Section 3.23(b) of the Company Disclosure Schedules, the Company has not nor, to the Company’s knowledge, any of its Representatives acting for or on behalf of the Company has received any written notice that the FDA or any other Governmental Entity responsible for oversight or enforcement of any applicable Healthcare Law, or any institutional review board (or similar body responsible for oversight of human subjects research) or institutional animal care and use committees (or similar body responsible for oversight of animal research), has initiated, or threatened in writing to initiate, any Proceeding to restrict or suspend nonclinical research on or clinical study of any Company Product, or to recall or request a recall of any Company Product, or to suspend or otherwise restrict the manufacture of any Company Product, or in which the Governmental Entity alleges or asserts a failure to comply, with applicable Healthcare Laws.

(c)    There are no Proceedings pending or, to the Company’s knowledge, threatened, with respect to any alleged violation by the Company or, to the Company’s knowledge, any of its Representatives acting for or on behalf of the Company, the FDCA or any other applicable Healthcare Law, and neither the Company nor, to the Company’s knowledge, any of its Representatives acting for or on behalf of the Company, is party to or subject to any corporate integrity agreement, monitoring agreement, consent decree, deferred prosecution agreement, settlement orders or similar Contract with or imposed by any Governmental Entity related to any applicable Healthcare Law that applies to the transactions contemplated by this Agreement.

(d)    Except as set forth in Section 3.23(d) of the Company Disclosure Schedules all Company Products are being and have been developed, tested, investigated, manufactured, packaged, imported, exported, labeled and distributed in compliance in all material respects with applicable Healthcare Laws. All manufacture of Company Products, including all clinical supplies used in clinical trials, by or on behalf of the Company has been conducted in compliance with the applicable specifications and requirements of Good Manufacturing Practices and all other applicable Laws. No manufacturing site used for the manufacture of Company Product is subject to a Governmental Entity shutdown or import or export prohibitions or has received any Form FDA 483, notice of violation, warning letter, untitled letter or similar correspondence or notice from FDA or other Governmental Entity alleging noncompliance with any applicable Law, in each case, that have not been complied with or closed to the satisfaction of the relevant Governmental Entity, and to the knowledge of the Company, neither FDA or any other Governmental Entity is considering such action.

(e)    In the six (6) years prior to the date hereof, the Company has not, to the Company’s knowledge, had any Person engaged by the Company for contract research, contract manufacturing, consulting, or other collaboration services with respect to any Company Product, made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Governmental Entity responsible for enforcement or oversight with respect to applicable Healthcare Laws, or failed to disclose a material fact required to be disclosed to the FDA or such other Governmental Entity that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991), or for any other Governmental Entity to invoke a similar policy.

(f)    Except as set forth in Section 3.23(f) of the Company Disclosure Schedules, to the knowledge of the Company, the clinical trials conducted by or on behalf of the Company are being and in the six (6) years prior to the date hereof have been conducted in all material respects in accordance with all applicable clinical trial protocols, informed consents and applicable requirements, Healthcare Laws and Laws of the FDA and any comparable Governmental Entity. In the six (6) years prior to the date hereof, all preclinical studies and clinical trials conducted or being conducted with respect to all Company Products by or at the direction of the Company have been and are being conducted in material compliance with accepted professional scientific standards and all applicable Laws, including (i) all applicable Healthcare Laws, including the applicable requirements of Good Laboratory Practices and Good Clinical Practices and applicable foreign Laws in the jurisdictions where clinical trials were or are being conducted; and (ii) applicable Law governing the privacy of patient medical records and other personal information and data.

(g)    Reserved.

(h)    None of the Company or any of its directors, officers or employees, and, to the Company’s knowledge, none of the Company’s individual independent contractors or other service providers, including clinical trial investigators, coordinators, or monitors, (i) have been in the six (6) years prior to the date hereof or are currently disqualified, excluded or debarred under or, to the Company’s knowledge, currently subject to an investigation or Proceeding that would reasonably be expected to result in disqualification, exclusion or debarment, the assessment of civil monetary penalties for violation of any health care programs of any Governmental Entity under, or (ii) have been in the six (6) years prior to the date hereof convicted of any crime regarding health care products or services, or engaged in any conduct that would reasonably be expected to result in any such debarment, exclusion, disqualification, or ineligibility under applicable Healthcare Laws, including, (A) debarment under 21 U.S.C. Section 335a or any similar Law (B) exclusion under 42 U.S.C. Section 1320a-7 or any similar Law; or (C) exclusion under 48 CFR Subpart Section 9.4, the System for Award Management Nonprocurement Common Rule. None of the Company or any of its current or former directors, officers or employees, and, to the Company’s knowledge, none of the Company’s individual independent contractors or other service providers to the extent acting on behalf of the Company have been in the six (6) years prior to the date hereof subject to any consent decree of, or criminal or civil fine or penalty imposed by, any Governmental Entity related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, or obstruction of an investigation of controlled substances. None of the Company or any of its current or former directors, officers or employees or, to the Company’s knowledge, individual independent contractors or other service providers to the extent acting on behalf of the Company, has been in the six (6) years prior to the date hereof subject to any enforcement, regulatory or administrative proceedings against or affecting the Company or any of its Affiliates relating to material violations of any Healthcare Law and no such enforcement, regulatory or administrative proceeding has been threatened. None of the Company or any of its current or former directors, officers or employees or individual independent contractors or other service providers to the extent acting on behalf of the Company, has been a party to any corporate integrity agreement, monitoring agreement, deferred prosecution agreement, consent decree, settlement order, or similar agreement imposed by any Governmental Entity. None of the Company or any of its directors, officers or employees, and, to the Company’s knowledge, none of the Company’s individual independent contractors or other service providers to the extent acting on behalf of the Company, have in the six (6) years prior to the date hereof received written notice from the FDA, any other Governmental Entity or any health insurance institution with respect to debarment, disqualification or restriction.

(i)    All material reports, documents, claims, permits and notices required to be filed, maintained or furnished to the FDA or any similar foreign Governmental Entity by the Company have been so filed, maintained or furnished, except as would not have a Company Material Adverse Effect. To the Knowledge of the Company, all such reports, documents, claims, permits and notices were complete and accurate in all material respects on the date filed (or were corrected or supplemented by a subsequent filing).

(j)    In the three (3) yearsprior to the date hereof, the Company has not nor has any of its officers, directors or employees received written notice from the FDA or the Federal Trade Commission or other Governmental Entity in connection with advertising or promotion of any Company Products, and in respect of the Business, alleging or asserting noncompliance with requirements of any applicable Law.

(k)    The Company and, to the Company’s knowledge, its Representatives acting for or on behalf of the Company, are and in the six (6) years prior to the date hereof have been at all times in compliance with all applicable Healthcare Laws, except as would not have a Company Material Adverse Effect.

Section 3.24    Investigation; No Other Representations.

(a)    The Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning the business, assets, condition, operations and prospects of the ALPA Parties and (ii) it has been furnished with or given access to such documents and information about the ALPA Parties and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b)    In entering into this Agreement and the Ancillary Documents to which it is or will be a party, the Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of any ALPA Party or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party, none of the ALPA Parties nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 3.25    EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ANY ALPA PARTY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 3 OR THE ANCILLARY DOCUMENTS, NEITHER THE COMPANY NOR ANY OTHER PERSON MAKES, AND THE COMPANY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE COMPANY THAT HAVE BEEN MADE AVAILABLE TO ANY ALPA PARTY OR ANY OF THEIR REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE COMPANY BY OR ON BEHALF OF THE MANAGEMENT OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY ANY ALPA PARTY OR ANY OF THEIR REPRESENTATIVES IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE 4 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF ANY ALPA PARTY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF ANY ALPA PARTY, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY OF ITS REPRESENTATIVES IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES RELATING TO THE ALPA PARTIES

(a) Subject to Section 8.8, except as set forth on the ALPA Disclosure Schedules, or (b) except as set forth in any ALPA SEC Reports filed or furnished with the SEC at least one (1) Business Day prior to the date hereof (excluding (i) any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature and (ii) any matters required to be disclosed for purposes of Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.4 (Brokers), Section 4.6 (Capitalization) and Section 4.8 (Trust Account)), each ALPA Party hereby represents and warrants to the Company as follows:

Section 4.1    Organization and Qualification. Each ALPA Party is a corporation, duly organized, incorporated or formed, as applicable, validly existing and in good standing under the Laws of its jurisdiction of incorporation.

Section 4.2    Authority. Each ALPA Party has the requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder (subject to the ALPA Stockholder Approval), and to consummate the transactions contemplated hereby and thereby. Subject to obtaining the ALPA Stockholder Approval and the approvals and consents to be obtained by Candy Merger Sub pursuant to Section 5.9, the execution and delivery of this Agreement, the Ancillary Documents to which an ALPA Party is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate action on the part of such ALPA Party. This Agreement and each Ancillary Document to which an ALPA Party is or will be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by such ALPA Party and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of such ALPA Party (assuming that this Agreement and the Ancillary Documents to which such ALPA Party is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against such ALPA Party in accordance with their terms, subject to Enforceability Exceptions.

Section 4.3    Consents and Requisite Governmental Approvals; No Violations.

(a)    No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of an ALPA Party with respect to such ALPA Party’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the transactions contemplated hereby or by the Ancillary Documents, except for (i) compliance with and filings under the HSR Act or any filings with or approvals or clearances from any Governmental Entities that the Parties determine (acting reasonably) are required and advisable to consummate the transactions contemplated hereby, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) such filings with and approvals of Nasdaq to permit Class A Common Stock to be issued in accordance with this Agreement to be listed on Nasdaq, (iv) filing of the Certificate of Merger, (v) the approvals and consents to be obtained by Candy Merger Sub pursuant to Section 5.9, (vi) the ALPA Stockholder Approval or (vii) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have an ALPA Material Adverse Effect.

(b)    Neither the execution, delivery or performance by an ALPA Party of this Agreement nor the Ancillary Documents to which an ALPA Party is or will be a party nor the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Governing Documents of an ALPA Party, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which an ALPA Party is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which any such ALPA Party or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of an ALPA Party, except, in the case of any of clauses (ii) through (iv) above, as would not have an ALPA Material Adverse Effect.

Section 4.4    Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 4.4 of the ALPA Disclosure Schedules (which fees shall be the sole responsibility of the ALPA, except as otherwise provided in Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of ALPA or any of its Affiliates for which ALPA has any obligation.

Section 4.5    Information Supplied. None of the information supplied or to be supplied by or on behalf of either ALPA Party expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the Pre-Closing ALPA Stockholders or at the time of the ALPA Stockholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.6    Capitalization.

(a)    The authorized capital stock of ALPA consists of (i) 100,000,000 shares of Class A Common Stock, (ii) 10,000,000 shares of Class B Common Stock, and (iii) 1,000,000 shares of preferred stock, par value $0.0001 per share. As of the date of the Agreement, (A) 15,444,103 shares of Class A Common Stock and 3,861,026 shares of Class B Common Stock are issued and outstanding (which includes 15,444,103 shares subject to Redemption Rights), all of which are validly issued, fully paid and non-assessable, (B) no shares of ALPA Common Stock are held in the treasury of ALPA, and (C) 3,863,750 shares of Class A Common Stock and no shares of Class B Common Stock are reserved for future issuance pursuant to ALPA Warrants. As of the date of the Agreement, there are 3,750,000 ALPA Warrants issued and outstanding, of which 113,750 ALPA Warrants are ALPA Private Warrants.

(b)    Except for this Agreement, the Ancillary Documents or the transactions contemplated hereby and thereby or as mutually agreed to by the Parties, there are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that would require ALPA, and, except as expressly contemplated by this Agreement, the Ancillary Documents or as mutually agreed in writing by the Parties, there is no obligation of ALPA, to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of ALPA. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of ALPA Equity Securities to which ALPA, Sponsor or, to ALPA’s knowledge, any other Person is a party.

(c)    The Equity Securities of Candy Merger Sub outstanding as of the date of this Agreement (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law, and (iii) were not issued in breach or violation of any preemptive rights or Contract to which ALPA is a party or bound. All of the outstanding Equity Securities of Candy Merger Sub are owned directly by ALPA free and clear of all Liens (other than transfer restrictions under applicable Securities Law). As of the date of this Agreement, ALPA has no Subsidiaries other than Candy Merger Sub and does not own, directly or indirectly, any Equity Securities in any Person other than Candy Merger Sub.

(d)    Section 4.6(d) of the ALPA Disclosure Schedules sets forth a list of all Indebtedness of ALPA as of the date of this Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement, and the debtor and the creditor thereof.

Section 4.7    SEC Filings. ALPA has timely filed or furnished all statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since its initial public offering (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “ALPA SEC Reports”), and will file or furnish all other statements, forms, reports and other documents required to be filed or furnished by it subsequent to the date of this Agreement with the SEC pursuant to Federal Securities Laws (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, but excluding the Registration Statement / Proxy Statement, the “Additional ALPA SEC Reports”). Each of the ALPA SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, complied and each of the Additional ALPA SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, will comply, in all material respects with the applicable requirements of the Federal Securities Laws (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the ALPA SEC Reports or the Additional ALPA SEC Reports (for purposes of the Additional ALPA SEC Reports, assuming that the representation and warranty set forth in Section 3.22 is true and correct in all respects with respect to all information supplied by or on behalf of the Company expressly for inclusion or incorporation by reference therein). As of their respective dates of filing, the ALPA SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading (for purposes of the Additional ALPA SEC Reports, assuming that the representation and warranty set forth in Section 3.22 is true and correct in all respects with respect to all information supplied by or on behalf of the Company expressly for inclusion or incorporation by reference therein). As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the ALPA SEC Reports.

Section 4.8    Trust Account. As of the date of this Agreement, ALPA has an amount in cash in the Trust Account equal to approximately $154,449,120.64. The funds held in the Trust Account are (a) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations and (b) held in trust pursuant to that certain Investment Management Trust Agreement, dated July 26, 2021, between ALPA and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) (the “Trust Agreement”). There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the ALPA SEC Reports to be inaccurate in any material respect or, to ALPA’s knowledge, that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the Pre-Closing ALPA Stockholders who shall have elected to redeem their Class A Common Stock pursuant to the Governing Documents of ALPA or (iii) if ALPA fails to complete a business combination within the allotted time period set forth in the Governing Documents of ALPA and liquidates the Trust Account, subject to the terms of the Trust Agreement, ALPA (in limited amounts to permit ALPA to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of ALPA) and then the Pre-Closing ALPA Stockholders). Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of ALPA and the Trust Agreement. ALPA has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with the Trust Agreement, and, to the knowledge of ALPA, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. As of the date of this Agreement, there are no claims or proceedings pending with respect to the Trust Account. ALPA has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). Upon the consummation of the transactions contemplated hereby, including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes or (B) to the Pre-Closing ALPA Stockholders who have elected to redeem their Class A Common Stock pursuant to the Governing Documents of ALPA, each in accordance with the terms of and as set forth in the Trust Agreement, ALPA shall have no further obligation under either the Trust Agreement or the Governing Documents of ALPA to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.

Section 4.9    Transactions with Affiliates. Section 4.9 of the ALPA Disclosure Schedules sets forth all Contracts between (a) ALPA, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder (including the Sponsor) or Affiliate of either ALPA or the Sponsor or any family member of the forgoing Persons, on the other hand (each Person identified in this clause (b), an “ALPA Related Party”), other than (i) Contracts with respect to an ALPA Related Party’s employment with, or the provision of services to, ALPA entered into in the ordinary course of business (including benefit plans, indemnification arrangements and other ordinary course compensation) and (ii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.7 or entered into in accordance with Section 5.7. No ALPA Related Party (A) owns any interest in any material asset used in the business of ALPA, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material client, supplier, lender, partner, customer, lessor, lessee or other material business relation of ALPA or (C) owes any material amount to, or is owed any material amount by, ALPA. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.9 are referred to herein as “ALPA Related Party Transactions.”

Section 4.10    Litigation. There is (and since its organization, incorporation or formation, as applicable, there has been) no Proceeding pending or, to ALPA’s knowledge, threatened against any ALPA Party that, if adversely decided or resolved, would be material to the ALPA Parties, taken as a whole. None of the ALPA Parties nor any of their respective properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by any ALPA Party pending against any other Person.

Section 4.11    Compliance with Applicable Law. Each ALPA Party is (and since its incorporation has been) in compliance with all applicable Laws, except as would not be material to the ALPA Parties, taken as a whole.

Section 4.12    Candy Merger Sub Activities. Candy Merger Sub was organized solely for the purpose of entering into this Agreement, the Ancillary Documents and consummating the transactions contemplated hereby and thereby and has not engaged in any activities or business, other than those incident or related to or incurred in connection with its incorporation or the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby. Candy Merger Sub does not have any Indebtedness.

Section 4.13    Internal Controls; Listing; Financial Statements.

(a)    Except as not required in reliance on exemptions from various reporting requirements by virtue of ALPA’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, since its initial public offering, (i) ALPA has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of ALPA’s financial reporting and the preparation of ALPA’s financial statements for external purposes in accordance with GAAP and (ii) ALPA has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that information relating to ALPA is made known to ALPA’s principal executive officer and principal financial officer by others within ALPA. Such disclosure controls and procedures are effective in timely alerting ALPA’s principal executive officer and principal financial officer to material information required to be included in ALPA’s periodic reports required under the Exchange Act.

(b)    Each director and executive officer of ALPA has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. ALPA has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c)    Since its initial public offering, ALPA has complied in all material respects with all applicable listing and corporate governance rules and regulations of Nasdaq. The classes of securities representing issued and outstanding Class A Common Stock and ALPA Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq. There is no Proceeding pending or, to the knowledge of ALPA, threatened against ALPA by Nasdaq or the SEC with respect to any intention by such entity to deregister the Class A Common Stock or ALPA Warrants or prohibit or terminate the listing of Class A Common Stock or ALPA Warrants on Nasdaq. ALPA has not taken any action that is designed to terminate the registration of Class A Common Stock under the Exchange Act.

(d)    (i) The ALPA SEC Reports contain true and complete copies of the financial statements (including all related notes and schedules thereto) of ALPA and (ii) Section 4.13(d) of the ALPA Disclosure Schedules contains a true and complete copy of the audited consolidated balance sheet of ALPA as of December 31, 2020 and the related audited consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit) and cash flows of ALPA for the year then ended, together with the auditor’s reports thereon (clauses (i) and (ii) collectively, the “ALPA Financial Statements”). The ALPA Financial Statements (A) fairly present in all material respects the financial position of ALPA as at the respective dates thereof, and the results of its operations, stockholders’ equity and cash flows for the respective periods then ended, (B) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto), (C) in the case of the audited ALPA Financial Statements, were audited in accordance with the standards of the PCAOB and (D) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(e)    ALPA has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for ALPA’s and its Subsidiaries’ assets. ALPA maintains and, for all periods covered by the ALPA Financial Statements, has maintained, in all material respects in accordance with GAAP and applicable Law, books and records of ALPA in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and Liabilities of ALPA.

(f)    There are no outstanding loans or other extensions of credit made by ALPA to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of ALPA. ALPA has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(g)    Since its incorporation, neither ALPA (including any employee thereof) nor, to the knowledge of ALPA, ALPA’s independent auditors, has received any written complaint, allegation, assertion or claim that there is, or there has been, (i) a “significant deficiency” in the internal controls over financial reporting of ALPA, (ii) a “material weakness” in the internal controls over financial reporting of ALPA or (iii) fraud, whether or not material, that involves management or other employees of ALPA who have a role in the internal controls over financial reporting of ALPA.

Section 4.14    No Undisclosed Liabilities. Except for the Liabilities (a) set forth in Section 4.14 of the ALPA Disclosure Schedules, (b) incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby (including, for the avoidance of doubt, the ALPA Expenses and any Liabilities arising out of, or related to, any Proceeding related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, including any stockholder demand or other stockholder Proceedings (including derivative claims) arising out of, or related to, any of the foregoing), (c) set forth or disclosed in the ALPA Financial Statements, (d) that have arisen since the date of the most recent balance sheet included in the ALPA SEC Reports in the ordinary course of business, (e) either permitted to be incurred pursuant to Section 5.10 or incurred in accordance with Section 5.10 or (f) that are not, and would not reasonably be expected to be, individually or in the aggregate, material to ALPA, ALPA does not have any Liabilities.

Section 4.15    Employee Matters. ALPA does not have any current or former employees, and does not maintain, sponsor, contribute to, or have any present or future Liability with respect to (other than as a result of the transactions contemplated by this Agreement) any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA).

Section 4.16    Tax Matters.

(a)    The ALPA Parties have prepared and filed all material Tax Returns required to have been filed by them, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws, and the ALPA Parties have paid all material Taxes required to have been paid or deposited by them regardless of whether shown on a Tax Return.

(b)    The ALPA Parties have timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, other service providers, equity interest holder or other third-party.

(c)    The ALPA Parties are not currently the subject of a Tax audit or examination, and have not been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed, in each case with respect to material Taxes.

(d)    The ALPA Parties have not consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business.

(e)    No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to any ALPA Party which agreement or ruling would be effective after the Closing Date.

(f)    None of the ALPA Parties is and none of the ALPA Parties has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g)    There are no Liens for Taxes on any assets of the ALPA Parties other than Permitted Liens.

(h)    None of the ALPA Parties has been a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.

(i)    The ALPA Parties (i) have not been members of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was ALPA) or (ii) do not have any material Liability for the Taxes of any Person (other than the ALPA Parties or any of their current Affiliates) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law), as transferees or successors, by Contract (other than any Contract entered into in the ordinary course of business the principal purpose of which does not relate to Taxes) or otherwise.

(j)    No written claims have ever been made by any Tax Authority in a jurisdiction where the ALPA Parties do not file Tax Returns that the ALPA Parties are or may be subject to taxation by that jurisdiction, which claims have not been resolved or withdrawn.

(k)    The Company is not a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes) and the Company is not a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.

(l)    Each ALPA Party is tax resident only in its jurisdiction of organization, incorporation or formation, as applicable.

(m)    No ALPA Party has a branch, permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(n)    No ALPA Party will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in, or use of improper, method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received on or prior to the Closing Date; (v) intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); or (vi) election under Section 965(h) of the Code.

(o)    No ALPA Party has deferred any Taxes under Section 2302 of the CARES Act.

(p)    All related party transactions involving the ALPA Parties are at arm’s length.

(q)    None of the ALPA Parties has taken or agreed to take any action not contemplated by this Agreement or any Ancillary Documents that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Section 4.17    Investigation; No Other Representations.

(a)    Each ALPA Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning the business, assets, condition, operations and prospects of the Company and (ii) it has been furnished with or given access to such documents and information about the Company and the Business as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b)    In entering into this Agreement and the Ancillary Documents to which it is or will be a party, each ALPA Party has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of the Company or any other Person, either express or implied, and each ALPA Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party, neither the Company nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

(c)    The representations and warranties set forth in Section 3.13 are the sole and exclusive representations and warranties of the Company with respect to Intellectual Property Rights and the representations and warranties set forth in Section 3.13(g), Section 3.13(h) and Section 3.13(i) are the sole and exclusive representations and warranties of the Company with respect to any actual or alleged infringement by the Company or the conduct of the Business of the Intellectual Property Rights of any Person.

Section 4.18    EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 4 OR THE ANCILLARY DOCUMENTS, NONE OF THE ALPA PARTIES NOR ANY OTHER PERSON MAKES, and EACH ALPA PARTY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF ANY ALPA PARTY THAT HAVE BEEN MADE AVAILABLE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF ANY ALPA PARTY BY OR ON BEHALF OF THE MANAGEMENT OF SUCH ALPA PARTY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY OF ITS REPRESENTATIVES IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE 3, OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF THE COMPANY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY ANY ALPA PARTY OR ANY OF ITS REPRESENTATIVES IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE 5

COVENANTS

Section 5.1    Conduct of Business of the Company.

(a)    From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(a) of the Company Disclosure Schedules, to reasonably comply with any applicable Pandemic Measures or as expressly consented to in writing by ALPA (it being agreed that any request for a consent shall not be unreasonably withheld, conditioned or delayed), (i) operate the Business in the ordinary course in all material respects and (ii) use commercially reasonable efforts to maintain and preserve intact the business organization, assets, properties and material business relations of the Company; provided that in no event shall the Company’s compliance with Section 5.1(b) constitute a breach of this Section 5.1(a).

(b)    Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms, the Company shall, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(b) of the Company Disclosure Schedules or as expressly consented to in writing by ALPA (such consent, other than in the case of Section 5.1(b)(i) or Section 5.1(b)(xv), not to be unreasonably withheld, conditioned or delayed), not do any of the following:

(i)    declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of the Company or repurchase any outstanding Equity Securities of the Company, other than as otherwise expressly contemplated by this Agreement;

(ii)    (A) merge, consolidate, combine or amalgamate the Company with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Securities in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;

(iii)    adopt any amendments, supplements, restatements or modifications to the Company’s Governing Documents, Company Voting Agreement, and the Company Investors’ Rights Agreement;

(iv)    (A) sell, assign, abandon, lease, license or otherwise dispose of any material assets or properties of the Company, other than inventory or obsolete equipment in the ordinary course of business, or (B) create, subject or incur any Lien on any material assets or properties of the Company (other than Permitted Liens);

(v)    other than (x) grants to current and new employees, officers and directors pursuant to a Company Equity Plan in the ordinary course consistent with past practice or (y) the issuance of Company Common Stock upon exercise of any Company Option, transfer, issue, sell, grant or otherwise directly or indirectly dispose of, or subject to a Lien, (A) any Equity Securities of the Company or (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating the Company to issue, deliver or sell any Equity Securities of the Company (in each case, excluding repurchases in connection with termination of employment pursuant to an existing repurchase right);

(vi)    incur, create or assume any Indebtedness in excess of $1,000,000, individually or in the aggregate;

(vii)    enter into, amend, modify, waive any material benefit or right under or terminate any Material Contract (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such Material Contract pursuant to its terms or entering into additional work orders pursuant to, and in accordance with the terms of, any Material Contract);

(viii)    make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person in excess of $200,000, individually or in the aggregate, other than the reimbursement of expenses of employees in the ordinary course of business;

(ix)    except as required pursuant to applicable Law, (A) amend, modify, adopt, enter into or terminate any material Employee Benefit Plan of the Company, other than in the ordinary course of business consistent with past practice, (B) materially increase the compensation or benefits payable to any current or former director, manager, officer, or employee at the level of senior vice president or above, or to any Contingent Worker with annual fees of $250,000 or above, other than in each case annual and merit-based raises made in the ordinary course of business, as applicable, (C) take any action to accelerate any material payment or benefit payable to any current or former director, manager, officer, employee, or Contingent Worker of the Company, (D) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any current or former director, manager, officer, or employee at the level of senior vice president or above of the Company, or (E) terminate (other than for cause) or furlough the employment of any director, manager, officer, or employee at the level of senior vice president or above, or group of employees of the Company if such group termination would trigger the WARN Act;

(x)    change any material Tax election or material Tax accounting method, make any material Tax election or adopt any material Tax accounting method in a manner inconsistent with past practice, file any material Tax Return in a manner inconsistent with past practices, amend any material Tax Return, enter into any agreement with a Governmental Entity with respect to a material amount of Taxes, settle or compromise any claim or assessment by a Governmental Entity in respect of any material amount of Taxes, or consent to any extension or waiver of the statutory period of limitation applicable to any claim or assessment in respect of income Taxes, or enter into any Tax sharing or similar agreement (other than any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes);

(xi)    enter into any settlement, conciliation or similar Contract the performance of which would involve the payment by the Company in excess of $1,000,000, in the aggregate, or that imposes, or by its terms will impose at any point in the future, any material, non-monetary obligations on the Company (or ALPA or any of its Affiliates after the Closing);

(xii)    authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving the Company;

(xiii)    change the Company’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;

(xiv)    enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement;

(xv)    make any Change of Control Payment that is not set forth on Section 3.2(d) of the Company Disclosure Schedules; or

(xvi)    enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.1.

Notwithstanding anything in this Section 5.1 or this Agreement to the contrary, nothing set forth in this Agreement shall give ALPA, directly or indirectly, the right to control or direct the operations of the Company prior to the Closing.

Section 5.2    Efforts to Consummate.

(a)    Subject to the terms and conditions herein provided, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the transactions contemplated by this Agreement (including (i) the satisfaction, but not waiver, of the closing conditions set forth in Article 6 and, in the case of any Ancillary Document to which such Party will be a party after the date of this Agreement, to execute and deliver such Ancillary Document when required pursuant to this Agreement and (ii) the Company taking, or causing to be taken, all actions necessary or advisable to cause the agreements set forth on Section 5.2(a) of the Company Disclosure Schedules to be terminated effective as of the Closing without any further obligations or liabilities to the Company or any of its Affiliates (including, from and after the Effective Time, ALPA)). Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to obtain, file with or deliver to, as applicable, any Consents of any Governmental Entities necessary, proper or advisable to consummate the transactions contemplated by this Agreement or the Ancillary Documents. The Company shall bear the costs incurred in connection with obtaining such Consents, including the HSR Act filing fee; provided, however, that each Party shall bear its out-of-pocket costs and expenses in connection with the preparation of any such Consents. Each Party shall (i) make any appropriate filings pursuant to the HSR Act with respect to the transactions contemplated by this Agreement promptly (and in any event within ten (10) Business Days) following the date of this Agreement and (ii) respond as promptly as reasonably practicable to any requests by any Governmental Entity for additional information and documentary material that may be requested pursuant to the HSR Act. ALPA shall promptly inform the Company of any communication between any ALPA Party, on the one hand, and any Governmental Entity, on the other hand, and the Company shall promptly inform ALPA of any communication between the Company, on the one hand, and any Governmental Entity, on the other hand, in either case, regarding any of the transactions contemplated by this Agreement or any Ancillary Document. Without limiting the foregoing, each Party and their respective Affiliates shall not extend any waiting period, review period or comparable period under the HSR Act or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated hereby or by the Ancillary Documents, except with the prior written consent of ALPA and the Company. Nothing in this Section 5.2 obligates any Party or any of its Affiliates to agree to (i) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of the Company, (ii) terminate, amend or assign existing relationships and contractual rights or obligations, (iii) amend, assign or terminate existing licenses or other agreements, or (iv) enter into new licenses or other agreements. No Party shall agree to any of the foregoing measures with respect to any other Party, except with ALPA’s and the Company’s prior written consent.

(b)    From and after the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms, the ALPA Parties, on the one hand, and the Company, on the other hand, shall give counsel for the Company (in the case of any ALPA Party) or ALPA (in the case of the Company), a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Entity relating to the transactions contemplated by this Agreement or the Ancillary Documents. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with, in the case of any ALPA Party, the Company, or, in the case of the Company, ALPA in advance.

(c)    Notwithstanding anything to the contrary in the Agreement, in the event that this Section 5.2 conflicts with any other covenant or agreement in this Article 5 that is intended to specifically address certain subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict.

Section 5.3    Confidentiality and Access to Information.

(a)    The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that this Section 5.3(a) or the Confidentiality Agreement conflicts with any other covenant or agreement contained herein that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained herein shall govern and control to the extent of such conflict.

(b)    From and after the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, the Company shall provide, or cause to be provided, to ALPA and its Representatives during normal business hours reasonable access to the directors, officers, books and records of the Company (in a manner so as to not interfere with the normal business operations of the Company or in light of COVID-19 or any Pandemic Measures, jeopardize the health or safety of any employee of the Company (which may require remote and telephonic meetings)). Notwithstanding the foregoing, the Company shall not be required to provide, or cause to be provided to, ALPA or any of its Representatives any information (i) if, and to the extent, doing so would (A) violate any Law to which the Company is subject, (B) result in the disclosure of any trade secrets, (C) violate any legally-binding obligation of the Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to the Company under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the Company shall use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if the Company, on the one hand, and any ALPA Party or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

(c)    From and after the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, ALPA shall provide, or cause to be provided, to the Company and its Representatives during normal business hours reasonable access to the directors, officers, books and records of the ALPA Parties (in a manner so as to not interfere with the normal business operations of the ALPA Parties or in light of COVID-19 or any Pandemic Measures, jeopardize the health or safety of any employee of the ALPA Parties (which may require remote and telephonic meetings)). Notwithstanding the foregoing, ALPA shall not be required to provide, or cause to be provided to, the Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any ALPA Party is subject, (B) result in the disclosure of any trade secrets, (C) violate any legally-binding obligation of any ALPA Party with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any ALPA Party under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), ALPA shall use, and shall cause the other ALPA Parties to use, commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if an ALPA Party, on the one hand, and the Company or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that ALPA shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

(d)    The Parties hereby acknowledge and agree that the Confidentiality Agreement shall be automatically terminated effective as of the Closing without any further action by any Party or any other Person.

Section 5.4    Public Announcements.

(a)    Subject to Section 5.4(a), Section 5.7, Section 5.8 and Section 5.9, none of the Parties or any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of, prior to the Closing, the Company and ALPA or, after the Closing, ALPA; provided, however, that each Party may make any such announcement or other communication (i) if such announcement or other communication is required by applicable Law, in which case (A) prior to the Closing, the disclosing Party and its Representatives shall use reasonable best efforts to consult with the Company, if the disclosing party is any ALPA Party, or with ALPA, if the disclosing party is the Company, to review such announcement or communication and the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith, or (B) after the Closing, the disclosing Party and its Representatives shall use reasonable best efforts to consult with ALPA and the disclosing Party shall consider such comments in good faith, (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 5.4 and (iii) to Governmental Entities in connection with any Consents required to be made under this Agreement, the Ancillary Documents or in connection with the transactions contemplated hereby or thereby. Notwithstanding anything to the contrary in this Section 5.4 or otherwise in this Agreement, the Parties agree that the ALPA Parties, the Sponsor and their respective Representatives may provide general information about the subject matter of this Agreement and the transactions contemplated hereby to any direct or indirect current or prospective investor or in connection with normal fund raising or related marketing or informational or reporting activities.

(b)    The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release in the form agreed by the Company and ALPA prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the execution of this Agreement. Promptly after the execution of this Agreement, ALPA shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and ALPA shall consider such comments in good faith. The Company, on the one hand, and ALPA, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or ALPA, as applicable) a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”) prior to the Closing, and, on the Closing Date, the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), ALPA shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Securities Laws, which ALPA shall have the opportunity to review and comment upon prior to filing and the Company shall consider such comments in good faith. In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.

Section 5.5    Tax Matters.

(a)    The Parties intend that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code. Each Party shall, and shall cause its respective Affiliates to, use commercially reasonable efforts to so qualify and shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise), such treatment unless (A) required to do so pursuant to a “determination” (within the meaning of Section 1313(a) of the Code) that is final or (B) the SEC (or its staff) requests or requires a Tax Opinion in connection with the preparation and filing of the Proxy Statement/Prospectus or the Registration Statement and the Company is unable to obtain the Tax Opinion.

(b)    ALPA and the Company hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), for purposes of Sections 354, 361 and 368 of the Code. The Parties shall not knowingly take any action that prevents or impedes, or would reasonably be expected to prevent or impede, the Intended Tax Treatment.

(c)    If, in connection with the preparation and filing of the Proxy Statement/Prospectus, the Registration Statement or other similar filing, the SEC (or its staff) requests or requires an opinion, subject to customary assumptions and limitations, to the effect that the Intended Tax Treatment should apply to the Merger (a “Tax Opinion”), be prepared and submitted, ALPA and the Company shall use commercially reasonable efforts to deliver, and shall use commercially reasonable efforts to cause each of their respective Subsidiaries to deliver, to Goodwin Procter LLP and Troutman Pepper Hamilton Sanders LLP (“Troutman”), respectively, customary Tax representation letters satisfactory to its Tax counsel, dated and executed by an authorized officer as of the date the Proxy Statement/Prospectus, the Registration Statement or other similar filing shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such Tax counsel in connection with the preparation and filing of the Proxy Statement/Prospectus, the Registration Statement or other similar filing. If requested or required, the Company shall use reasonable best efforts to cause Troutman to furnish a Tax Opinion, subject to customary assumptions and limitations and the timely provision of the customary Tax representation letters described in the prior sentence, to the effect that the Intended Tax Treatment should apply to the Merger and any other transactions contemplated by this Agreement; provided that Troutman shall not be required to render the Tax Opinion if Troutman determines that under applicable Tax Law it is not the case that the Merger should satisfy the Intended Tax Treatment. For the avoidance of doubt, if Troutman is unable to provide the Tax Opinion pursuant to the immediately preceding sentence because it determines that under applicable Tax Law it is not the case that the Merger should satisfy the Intended Tax Treatment, then the Proxy Statement/Prospectus or the Registration Statement shall be revised to state that the Merger is not expected to constitute a “reorganization” within the meaning of Section 368(a) of the Code.

Section 5.6    Exclusive Dealing.

(a)    From the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause its Representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing information), knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Company Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person (other than to the Parties and their respective Representatives) in connection with, or that would reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a Company Acquisition Proposal; (iv) prepare or take any steps in connection with a public offering of any Equity Securities of the Company (or any Affiliate or successor of the Company); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or knowingly encourage any effort or attempt by any Person to do or seek to do any of the foregoing.

(b)    The Company shall (i) notify ALPA promptly upon receipt of any Company Acquisition Proposal by the Company, describing the terms and conditions of any such Company Acquisition Proposal in reasonable detail (including the identity of the Persons making such Company Acquisition Proposal, unless the Company is bound by any confidentiality obligation prohibiting the disclosure of such identity), and (ii) keep ALPA fully informed on a current basis of any modifications to such offer or information.

(c)    From the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms, the ALPA Parties shall not, and each of them shall direct their Representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing information), knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to an ALPA Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that would reasonably be expected to lead to, an ALPA Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding an ALPA Acquisition Proposal; (iv) prepare or take any steps in connection with an offering of any securities of any ALPA Party (or any Affiliate or successor of any ALPA Party); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or knowingly encourage any effort or attempt by any Person to do or seek to do any of the foregoing. ALPA agrees to (A) notify the Company promptly upon obtaining any ALPA Acquisition Proposal by any ALPA Party, and to describe the terms and conditions of any such ALPA Acquisition Proposal in reasonable detail (including the identity of any Person making such ALPA Acquisition Proposal) and (B) keep the Company reasonably informed on a reasonably current basis of any modifications to such offer or information.

Section 5.7    Preparation of Registration Statement / Proxy Statement. As promptly as practicable following the date of this Agreement, (a) ALPA and the Company shall jointly prepare and ALPA shall file with the SEC, mutually acceptable materials which shall include the proxy statement/prospectus to be filed with the SEC (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”) to be sent to the stockholders of ALPA soliciting proxies from such stockholders to obtain the ALPA Stockholders Approval at the meeting of ALPA’s stockholders (the “ALPA Stockholder Meeting”) and (b) ALPA shall prepare and file with the SEC a registration statement on Form S-4 or such other applicable form (as amended or supplemented from time to time, the “Registration Statement”), in which the Proxy Statement/Prospectus will be included as a prospectus, in connection with the registration under the Securities Act of the Class A Common Stock issuable in connection with the Merger. Each of ALPA and the Company shall use its reasonable best efforts to (A) cause the Registration Statement / Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Company, the provision of financial statements of, and any other information with respect to, the Company for all periods, and in the form, required to be included in the Registration Statement / Proxy Statement under Securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC); and (B) promptly notify the other Party of, reasonably cooperate with each other with respect to and respond promptly to any comments of the SEC or its staff; and ALPA shall use its reasonable best efforts to (1) have the Registration Statement / Proxy Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC; and (2) keep the Registration Statement / Proxy Statement effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement. ALPA, on the one hand, and the Company, on the other hand, shall promptly furnish, or cause to be furnished, to the other all information concerning such Party and its Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 5.7 or for including in any other statement, filing, notice or application made by or on behalf of ALPA to the SEC or Nasdaq in connection with the transactions contemplated by this Agreement and the Ancillary Documents. If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement / Proxy Statement, then (1) such Party shall promptly inform, in the case of any ALPA Party, the Company, or, in the case of the Company, ALPA thereof; (2) such Party shall prepare and mutually agree upon with, in the case of ALPA, the Company, or, in the case of the Company, ALPA (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), an amendment or supplement to the Registration Statement / Proxy Statement; (3) ALPA shall promptly file such mutually agreed upon amendment or supplement with the SEC; and (4) the Parties shall reasonably cooperate, if appropriate, in promptly mailing such amendment or supplement to the Pre-Closing ALPA Stockholders. The Proxy Statement/Prospectus shall include materials for the adoption and approval by the Pre-Closing ALPA Stockholders of a new equity incentive plan (the “New Equity Incentive Plan”), which will provide for awards (in the form of cash as well as incentive stock options, nonstatutory stock options, restricted stock, restricted stock units, performance units and stock appreciation rights) for a number of shares of Class A Common Stock equal to a percentage of the aggregate number of shares of Class A Common Stock issued and outstanding immediately after the Closing as set forth on Section 5.7 of the Company Disclosure Schedules. The Company shall provide a form of the New Equity Incentive Plan within 30 days after the date of this Agreement; ALPA shall have a right to review and approve in advance, such approval not to be unreasonably withheld, conditioned or delayed, such New Equity Incentive Plan; and the Parties shall otherwise cooperate to include such terms and conditions as are customary and appropriate for the New Equity Incentive Plan. ALPA shall take all actions that are necessary for the assumption and conversion of the Company Options pursuant to Section 2.4, including the reservation, issuance and listing of underlying shares of Class A Common Stock as necessary to effect the transactions contemplated by Section 2.4. ALPA shall file with the SEC, as promptly as practicable after the date that is sixty

(60) days after the Form 8-K announcing the Closing is filed (or any such earlier date permitted by applicable Law), a registration statement on Form S-8 with respect to such Rollover Options or shares of Class A Common Stock, and shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as the applicable Rollover Options remain outstanding and such registration of the shares of Class A Common Stock issuable thereunder continues to be required. ALPA shall as promptly as reasonably practicable advise the Company of the time of effectiveness of the Registration Statement / Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of Class A Common Stock for offering or sale in any jurisdiction, and ALPA and the Company shall each use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Parties hereto shall use reasonable best efforts to ensure that none of the information related to him, her or it or any of his, her or its Representatives, supplied by or on his, her or its behalf for inclusion or incorporation by reference in the Registration Statement / Proxy Statement will, at the time the Registration Statement / Proxy Statement is filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.8    ALPA Stockholder Approval. As promptly as reasonably practicable following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, ALPA shall (a) duly give notice of and (b) in any case within sixty (60) days of such effectiveness, duly convene and hold a meeting of its stockholders (the “ALPA Stockholders Meeting”) in accordance with the Governing Documents of ALPA, for the purposes of obtaining the ALPA Stockholder Approval and, if applicable, any approvals related thereto and providing its stockholders with the opportunity to elect to effect an ALPA Stockholder Redemption. ALPA shall, through its board of directors, recommend to its stockholders, (i) the adoption and approval of this Agreement and the transactions contemplated hereby (including the Merger) (the “Business Combination Proposal”); (ii) the adoption and approval of the issuance of the Class A Common Stock in connection with the transactions contemplated by this Agreement as required by Nasdaq listing requirements (the “Nasdaq Proposal”); (iii) the adoption and approval of the Required Governing Document Proposals; (iv) the adoption of the New Equity Incentive Plan; (v) the election of directors to be nominated in accordance with Section 5.16; (vi) the adoption and approval of each other proposal that either the SEC or Nasdaq (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement / Proxy Statement or in correspondence related thereto; (vii) the adoption and approval of each other proposal reasonably agreed by ALPA and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents; and (viii) the adoption and approval of a proposal for the adjournment of the ALPA Stockholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in clauses (i) through (viii) together, the “Required Transaction Proposals”); provided that ALPA may postpone or adjourn the ALPA Stockholders Meeting (A) to solicit additional proxies for the purpose of obtaining the ALPA Stockholder Approval, (B) for the absence of a quorum, (C) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that ALPA has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Pre-Closing ALPA Stockholders prior to the ALPA Stockholders Meeting or (D) if the holders of Class A Common Stock have elected to redeem a number of shares of Class A Common Stock as of such time that would reasonably be expected to result in the condition set forth in Section 6.1(e) not being satisfied; provided that, without the consent of the Company, in no event shall ALPA adjourn the ALPA Stockholders Meeting for more than fifteen (15) Business Days later than the most recently adjourned meeting or to a date that is beyond the Termination Date. The ALPA recommendation contemplated by the preceding sentence shall be included in the Registration Statement / Proxy Statement.

Section 5.9    Candy Merger Sub Stockholder Approval. As promptly as reasonably practicable (and in any event within one Business Day) following the date of this Agreement, ALPA, as the sole stockholder of Candy Merger Sub, will approve and adopt this Agreement, the Ancillary Documents to which Candy Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger).

Section 5.10    Conduct of Business of ALPA. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, ALPA shall not, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.10 of the ALPA Disclosure Schedules, to reasonably comply with any applicable Pandemic Measures or as expressly consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed if such matter is in furtherance of the transactions contemplated by this Agreement), do any of the following:

(a)    seek an approval from the Pre-Closing ALPA Stockholders, or otherwise adopt any amendments, supplements, restatements or modifications to the Trust Agreement, Warrant Agreement or the Governing Documents of any ALPA Party or any of their Subsidiaries;

(b)    declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of ALPA or any of its Subsidiaries, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding Equity Securities of ALPA or any of its Subsidiaries, as applicable;

(c)    split, combine or reclassify any of its capital stock or other Equity Securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

(d)    incur, create, guarantee or assume (whether directly, contingently or otherwise) any Indebtedness, except for Indebtedness for borrowed money in an amount not to exceed $1,000,000 in the aggregate;

(e)    make any loans or advances to, or capital contributions in, any other Person, other than to, or in, ALPA or any of its Subsidiaries;

(f)    issue any Equity Securities of ALPA or any of its Subsidiaries or grant any additional options, warrants or stock appreciation rights with respect to Equity Securities of the forgoing of ALPA or any of its Subsidiaries;

(g)    enter into, renew, modify or revise any ALPA Related Party Transaction (or any Contract or agreement that if entered into prior to the execution and delivery of this Agreement would be an ALPA Related Party Transaction), other than the entry into any Contract with an ALPA Related Party with respect to the incurrence of Indebtedness permitted by Section 5.10(d);

(h)    engage in any activities or business, or incur any material ALPA Liabilities, other than any activities, businesses or ALPA Liabilities that are otherwise permitted under this Section 5.10 (including, for the avoidance of doubt, any activities or business contemplated by, or Liabilities incurred in connection with, this Agreement or any Ancillary Document) or consented to by the Company pursuant to this Section 5.10;

(i)    authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving ALPA or its Subsidiaries;

(j)    enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement;

(k)    change any material Tax election or material Tax accounting method, make any material Tax election or adopt any material Tax accounting method in a manner inconsistent with past practice, file any material Tax Return in a manner inconsistent with past practices, amend any material Tax Return, enter into any agreement with a Governmental Entity with respect to a material amount of Taxes, settle or compromise any claim or assessment by a Governmental Entity in respect of any material amount of Taxes, or consent to any extension or waiver of the statutory period of limitation applicable to any claim or assessment in respect of income Taxes, or enter into any Tax sharing or similar agreement (other than any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes);

(l)    take any action or knowingly fail to take any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede the Intended Tax Treatment;

(m)    waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened Proceeding);

(n)    make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices except as required by a concurrent amendment in GAAP or applicable Law made subsequent to the date hereof, as agreed to by ALPA’s independent accountants;

(o)    make or permit to be made any distribution of amounts held in the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement);

(p)    create any new Subsidiary; or

(q)    enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.10.

Section 5.11    Nasdaq Listing. From the date hereof through the Effective Time, ALPA shall ensure ALPA remains listed as a public company on Nasdaq. ALPA shall use its reasonable best efforts to, as promptly as reasonably practicable after the date of this Agreement (as of immediately following the Effective Time), (a) cause the Class A Common Stock issuable in accordance with this Agreement to be approved for listing on Nasdaq (and the Company shall reasonably cooperate in connection therewith), subject to official notice of issuance, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Effective Time, (b) satisfy any applicable initial and continuing listing requirements of Nasdaq and (c) cause the ticker under which the Class A Common Stock is listed for trading on Nasdaq to be changed to “CTCX” and have the Class A Common Stock listed for trading with such trading ticker.

Section 5.12    Trust Account. Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 6 and provision of notice thereof to the Trustee, (a) at the Closing, ALPA shall (i) cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) make all appropriate arrangements to cause the Trustee to (A) pay as and when due all amounts, if any, payable to the Public Stockholders of ALPA pursuant to the ALPA Stockholder Redemption, (B) pay the amounts due to the Underwriters of ALPA’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to ALPA in accordance with the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 5.13    Company Stockholder Approval. As promptly as reasonably practicable (and in any event within five (5) Business Days) following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act (the “Company Stockholder Written Consent Deadline”), the Company shall obtain and deliver to ALPA a true and correct copy of a written consent (in form and substance reasonably satisfactory to ALPA) approving this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger) that is duly executed by the Company Stockholders that hold at least the requisite number of issued and outstanding Company Shares required to approve and adopt such matters in accordance with the DGCL, the Company’s Governing Documents, the Company Voting Agreement and the Company Investors’ Rights Agreement (the “Company Stockholder Written Consent”). The Company Board shall recommend to the Company Stockholders the approval and adoption of this Agreement and the transactions contemplated by this Agreement (including the Merger).

Section 5.14    ALPA Indemnification; Directors’ and Officers’ Insurance.

(a)    Each Party agrees that (i) all rights to advancement, indemnification, limitations on liability or exculpation now existing in favor of the directors and officers of each ALPA Party, as provided in the applicable ALPA Party’s Governing Documents in effect as of immediately prior to the Effective Time, in either case, solely with respect to any acts, errors or omissions occurring on or prior to the Effective Time, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and (ii) ALPA will perform and discharge, or cause to be performed and discharged, all obligations to provide such advancement, indemnity, limitations on liability and exculpation during such six (6)-year period. During such six (6)-year period, ALPA shall advance, or caused to be advanced, expenses in connection with such indemnification as provided in the applicable ALPA Party’s Governing Documents or other applicable agreements in effect as of the date hereof. The advancement, indemnification and liability limitation or exculpation provisions of the ALPA Parties’ Governing Documents or in other applicable agreements in effect as of immediately prior to the Effective Time shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Effective Time or at any time prior to such time, were directors or officers of any ALPA Party (the “ALPA D&O Persons”) to receive advancement, be so indemnified, have their liability limited or be exculpated with respect to any act, error or omission occurring on or prior to the Effective Time by reason of the fact that such ALPA D&O Person was a director or officer of any ALPA Party immediately prior to the Effective Time unless such amendment, repeal or other modification is required by applicable Law.

(b)    ALPA shall not have any obligation under this Section 5.14 to any ALPA D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such ALPA D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c)    ALPA shall purchase at or prior to Closing and maintain in effect for a period of six (6) years after the Effective Time without lapses in coverage, a “tail” policy or policies providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the ALPA Parties as of the date of this Agreement with respect to any acts, errors or omissions occurring on or prior to the Effective Time (the “ALPA D&O Tail Policy”). Such “tail” policy or policies shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under ALPA’s directors’ and officers’ liability insurance policies as of the date of this Agreement; provided that ALPA shall not pay a premium for such “tail” policy or policies in excess of three hundred percent (300%) of the most recent annual premium paid by ALPA prior to the date of this Agreement and, in such event, ALPA shall purchase the maximum coverage available for three hundred percent (300%) of the most recent annual premium paid by ALPA prior to the date of this Agreement.

(d)    If, following the Closing, ALPA (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of ALPA shall assume all of the obligations set forth in this Section 5.14.

(e)    The ALPA D&O Persons entitled to the advancement, indemnification, liability limitation, exculpation and insurance set forth in this Section 5.14 are intended to be third-party beneficiaries of this Section 5.14. This Section 5.14 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of ALPA.

Section 5.15    Company Indemnification; Directors’ and Officers’ Insurance.

(a)    Each Party agrees that (i) all rights to advancement, indemnification, limitations on liability, or exculpation now existing in favor of the directors and officers of the Company, as provided in the Company’s Governing Documents in effect as of immediately prior to the Effective Time, in either case, solely with respect to any acts, errors or omissions occurring on or prior to the Effective Time, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and (ii) ALPA will perform and discharge, or cause to be performed and discharged, all obligations to provide such advancement, indemnity, limitations on liability and exculpation during such six (6)-year period. During such six (6)-year period, ALPA shall advance, or caused to be advanced, expenses in connection with such indemnification as provided in the Company’s Governing Documents or other applicable agreements in effect as of the date hereof. The advancement, indemnification and liability limitation or exculpation provisions of the Company’s Governing Documents or in other applicable agreements in effect as of immediately prior to the Effective Time shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Effective Time or at any time prior to such time, were directors or officers of the Company (the “Company D&O Persons”) to receive advancement, be so indemnified, have their liability limited or be exculpated with respect to any act, error or omission occurring on or prior to the Effective Time by reason of the fact that such Company D&O Person was a director or officer of the Company prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b)    None of ALPA or the Company shall have any obligation under this Section 5.15 to any Company D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Company D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c)    The Company shall purchase, at or prior to the Closing, and ALPA shall maintain, or cause to be maintained, in effect for a period of six (6) years after the Effective Time, without lapses in coverage, a “tail” policy or policies providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the Company as of the date of this Agreement with respect to any acts, errors or omissions occurring on or prior to the Effective Time (the “Company D&O Tail Policy”). Such Company D&O Tail Policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under the Company’s directors’ and officers’ liability insurance policies as of the date of this Agreement; provided that the Company shall not pay a premium for such “tail” policy or policies in excess of three hundred percent (300%) of the most recent annual premium paid by the Company prior to the date of this Agreement and, in such event, the Company shall purchase the maximum coverage available for three hundred percent (300%) of the most recent annual premium paid by the Company prior to the date of this Agreement.

(d)    If, following the Closing, ALPA (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of ALPA shall assume all of the obligations set forth in this Section 5.15.

(e)    The Company D&O Persons entitled to the advancement, indemnification, liability limitation, exculpation and insurance set forth in this Section 5.15 are intended to be third-party beneficiaries of this Section 5.15. This Section 5.15 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of ALPA.

Section 5.16    Post-Closing Directors and Officers.

(a)    Following the date of this Agreement and prior to the mailing of the Registration Statement / Proxy Statement to the ALPA Stockholders, the Company shall, subject to applicable listing rules of Nasdaq and applicable Law, designate in writing to ALPA up to seven (7) Persons that will serve on the ALPA Board as of immediately after the Effective Time, of which one (1) shall be the Person set forth on Section 5.16(a) of the Company Disclosure Schedules, including the allocation of the Company’s designated directors among ALPA’s three classes of directors and the members of the compensation committee, audit committee and nominating committee of the ALPA Board as of immediately after the Effective Time. ALPA shall take all such action within its power as may be necessary or appropriate to give effect to the Company’s designations as of immediately after the Effective Time and for the officers of ALPA (the “Officers”) as of immediately after the Effective Time to be the individuals determined in accordance with Section 5.16(c). For the avoidance of doubt, as of immediately after the Effective Time, the ALPA Board shall consist of the Persons designated by the Company pursuant to this Section 5.16(a) plus two (2) directors, for a total of up to nine (9) directors.

(b)    Notwithstanding the Company’s designation rights under Section 5.16(a), the Persons identified on Section 5.16(b) of the ALPA Disclosure Schedules shall be directors on the ALPA Board immediately after the Effective Time, with such individuals being in the class of directors set forth opposite his name (the “ALPA Designees”). Prior to the mailing of the Registration Statement / Proxy Statement to the ALPA Stockholders and the Company Stockholders, ALPA may, with the prior written consent of the Company, replace any ALPA Designee with any individual by amending such Schedule to include such replacement individual.

(c)    The Persons identified on Section 5.16(c) of the Company Disclosure Schedules shall be the Officers immediately after the Effective Time, with each such individual holding the title set forth opposite his or her name. In the event that any Person identified on Section 5.16(c) of the Company Disclosure Schedules is unwilling or unable (whether due to death, disability or otherwise) to serve as an Officer, then, prior to the mailing of the Registration Statement / Proxy Statement to the ALPA Stockholders, the Company may, subject to applicable listing rules of Nasdaq and applicable Law, replace such individual with another individual to serve as such Officer by amending Section 5.16(c) of the Company Disclosure Schedules to include such replacement individual as such Officer.

Section 5.17    FIRPTA Certificate. At or prior to the Closing, the Company shall deliver, or cause to be delivered, to ALPA a certificate substantially in the form set forth in Exhibit A, duly executed by the Company, in the form described in Treasury Regulations Section 1.1445-2(c)(3), together with evidence that the Company has provided notice to the Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

Section 5.18    Expense Statement. At least three (3) Business Days prior to the contemplated Closing Date, ALPA shall deliver to the Company a written statement setting forth a complete and accurate schedule of ALPA’s good faith estimate of each Unpaid ALPA Expense as of the Closing Date.

Section 5.19    Transaction Litigation. From and after the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms, ALPA, on the one hand, and the Company, on the other hand, shall each notify the other promptly after learning of any stockholder demand (or threat thereof) or other stockholder Proceeding, claim, investigation, examination or inquiry, whether or not before any Governmental Entity (including derivative claims), relating to this Agreement, or any of the transactions contemplated hereby (collectively, “Transaction Litigation”) commenced or, to the knowledge of ALPA or to the knowledge of the Company, as applicable, threatened in writing against (a) in the case of ALPA, ALPA, any of ALPA’s Affiliates or any of their respective Representatives or stockholders (in their capacity as such) or (b) in the case of the Company, the Company, any of the Company’s controlled Affiliates or any of their respective Representatives or stockholders (in their capacity as such). ALPA and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation, and (iv) reasonably cooperate with each other with respect to any Transaction Litigation; provided, however, that in no event shall (x) the Company, any of the Company’s Affiliates or any of their respective officers, directors or employees settle or compromise any Transaction Litigation without the prior written consent of ALPA (such consent not to be unreasonably withheld, conditioned or delayed) or (y) ALPA, any of ALPA’s Affiliates or any of their respective Representatives settle or compromise any Transaction Litigation without the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 5.20    No Third-Party Beneficiaries. Notwithstanding anything herein to the contrary, each of the Parties to this Agreement acknowledges and agrees that all provisions contained in this Section 5 are included for the sole benefit of ALPA and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of ALPA, the Company or their respective Affiliates to amend, terminate or otherwise modify any Employee Benefit Plan or other employee benefit plan, agreement or other arrangement following the Closing Date, or (iii) shall confer upon any Person who is not a party to this Agreement (including any equity holder, any current or former director, manager, officer, employee, Contingent Worker or service provider of the Company, or any participant in any Employee Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT

Section 6.1    Conditions to the Obligations of the Parties. The obligations of the Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Party for whose benefit such condition exists of the following conditions:

(a)    each applicable waiting period or Consent under the HSR Act shall have expired, been terminated or obtained (or deemed, by applicable Law, to have been obtained), as applicable;

(b)    no Order or Law issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement shall be in effect;

(c)    the Registration Statement / Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement / Proxy Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;

(d)    the Company Stockholder Written Consent shall have been obtained;

(e)    the ALPA Stockholder Approval shall have been obtained;

(f)    ALPA’s initial listing application with Nasdaq in connection with the transactions contemplated by this Agreement shall have been approved and, immediately following the Effective Time, ALPA shall satisfy any applicable initial and continuing listing requirements of Nasdaq, and ALPA shall not have received any notice of non-compliance therewith that has not been cured or would not be cured at or immediately following the Effective Time, and the Class A Common Stock (including the Class A Common Stock to be issued hereunder) shall have been approved for listing on Nasdaq; and

(g)    after giving effect to the transactions contemplated hereby, ALPA shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time.

Section 6.2    Other Conditions to the Obligations of the ALPA Parties. The obligations of the ALPA Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by ALPA (on behalf of itself and the other ALPA Parties) of the following further conditions:

(a)    (i) the Company Fundamental Representations (other than the representations and warranties set forth in Section 3.2(a)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 3.2(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), and (iii) the representations and warranties of the Company set forth in Article 3 (other than the Company Fundamental Representations) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Company Material Adverse Effect;

(b)    the Company shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by the Company under this Agreement at or prior to the Closing;

(c)    since the date of this Agreement, no Company Material Adverse Effect has occurred and is continuing;

(d)    at or prior to the Closing, the Company shall have delivered, or caused to be delivered, to ALPA the following documents:

(i)    a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 6.2(a), Section 6.2(b) and Section 6.2(c) are satisfied, in a form and substance reasonably satisfactory to ALPA; and

(ii)    the Investor Rights Agreement duly executed by the Company IRA Stockholders;

(e)    at or prior to Closing, Troutman Pepper Hamilton Sanders LLP shall have rendered and delivered to ALPA, an opinion, subject to customary assumptions and limitations, to the effect that no pending Proceedings are reasonably likely to have a material effect on the Company’s balance sheet or ability to conduct business in the normal course; and

(f)    the Company shall have paid off all amounts due under the 10% Original Issue Discount Senior Secured Convertible Notes, dated as of January 19, 2023.

Section 6.3    Other Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Company of the following further conditions:

(a)    (i) the ALPA Fundamental Representations (other than the representations and warranties set forth in Section 4.6(a) and (b)) shall be true and correct (without giving effect to any limitation as to “materiality” or “ALPA Material Adverse Effect” or any similar limitation set forth herein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 4.6(a) and (b) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date) and (iii) the representations and warranties of the ALPA Parties (other than the ALPA Fundamental Representations) contained in Article 4 of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “ALPA Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause an ALPA Material Adverse Effect;

(b)    the ALPA Parties shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by the ALPA Parties under this Agreement at or prior to the Closing;

(c)    since the date of this Agreement, no ALPA Material Adverse Effect has occurred and is continuing;

(d)    the ALPA Board shall consist of the number of directors, and be comprised of the individuals, determined pursuant to Section 5.16(a);

(e)    at or prior to the Closing, ALPA shall have delivered, or caused to be delivered, the following documents to the Company:

(i)    a certificate duly executed by an authorized officer of ALPA, dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a) and Section 6.3(b) are satisfied, in a form and substance reasonably satisfactory to the Company;

(ii)    the Investors Rights Agreement duly executed by the ALPA IRA Stockholders; and

(iii)    the written resignations of all of the directors and officers of ALPA and Candy Merger Sub (other than those Persons identified as the directors of ALPA immediately after the Effective Time, in accordance with the provisions of Section 5.16), effective as of the Effective Time.

Section 6.4    Frustration of Closing Conditions. The Company may not rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by the Company’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.3, or a material breach of this Agreement. None of the ALPA Parties may rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by an ALPA Party’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.3, or a material breach of this Agreement.

ARTICLE 7

TERMINATION

Section 7.1    Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:

(a)    by mutual written consent of ALPA and the Company;

(b)    by ALPA, if any of the representations or warranties set forth in Article 3 shall not be true and correct or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.2(a) or Section 6.2(b) will not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to the Company by ALPA, and (ii) the Termination Date; provided, however, that none of the ALPA Parties is then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) from being satisfied;

(c)    by the Company, if any of the representations or warranties set forth in Article 4 shall not be true and correct or if any ALPA Party has failed to perform any covenant or agreement on the part of such applicable ALPA Party set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) will not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to ALPA by the Company and (ii) the Termination Date; provided, however, that the Company is not then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 6.2(a) or Section 6.2(b) from being satisfied;

(d)    by either ALPA or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to June 30, 2023 (the “Termination Date”); provided that (i) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to ALPA if any ALPA Party’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date, and (ii) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to the Company if the Company’s breach of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date;

(e)    by either ALPA or the Company, if any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or other action shall have become final and nonappealable;

(f)    by either ALPA or the Company, if the ALPA Stockholders Meeting has been held (including any adjournment or postponement thereof), has concluded, ALPA’s stockholders have duly voted and the ALPA Stockholder Approval was not obtained; or

(g)    by ALPA, if the Company does not deliver, or cause to be delivered to ALPA the Company Stockholder Written Consent in accordance with Section 5.13 on or prior to the Company Stockholder Written Consent Deadline.

Section 7.2    Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Representatives) with the exception of (a) Section 5.3, this Section 7.2, Article 8 and Article 1 (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties and (b) the Confidentiality Agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with their respective terms. Notwithstanding the foregoing, the termination of this Agreement pursuant to Section 7.1 shall not affect any Liability on the part of any Party for the Willful Breach of this Agreement by, or any Fraud of, such Party (or in the case of ALPA, ALPA or Candy Merger Sub).

ARTICLE 8

MISCELLANEOUS

Section 8.1    Non-Survival. The representations, warranties, agreements and covenants in this Agreement shall terminate at the Effective Time, except for those covenants and agreements that, by their terms, contemplate performance after the Effective Time.

Section 8.2    Entire Agreement; Assignment. This Agreement (together with the Ancillary Documents and the Confidentiality Agreement) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of (a) prior to the Closing, ALPA and the Company and (b) from and after the Closing, ALPA and the Sponsor. Any attempted assignment of this Agreement not in accordance with the terms of this Section 8.2 shall be void.

Section 8.3    Amendment. This Agreement may be amended or modified only (a) prior to the Closing, by a written agreement executed and delivered by ALPA and the Company and (b) after the Closing, by a written agreement executed and delivered by ALPA and the Sponsor. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 8.3 shall be void, ab initio.

Section 8.4    Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by facsimile (having obtained electronic delivery confirmation thereof), e-mail (having obtained electronic delivery confirmation thereof), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a)    If to any ALPA Party, to:

c/o ALPA Healthcare Acquisition Corp. III

1177 Avenue of the Americas, 5th Floor

New York, NY 10036

Attention: Rajiv Shukla

                     Patrick Sturgeon

Telephone: (646) 494-3296

E-mail: rs@alphaspac.com

                ps@alphaspac.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention: Jocelyn M. Arel

                     Laurie A. Burlingame

Facsimile: (617) 523-1231

E-mail: jarel@goodwinlaw.com

                lburlingame@goodwinlaw.com

(b)    If to the Company, to:

Carmell Therapeutics Corporation

2403 Sidney Street, Suite 300

Pittsburgh, PA 15203

Attention: Randolph W. Hubbell

E-mail: rhubbell@carmellrx.com

with a copy (which shall not constitute notice) to:

Troutman Pepper Hamilton Sanders LLP

400 Berwyn Park

899 Cassatt Road

Berwyn, PA 19312

Attention: Scott R. Jones

Facsimile: (610) 640-7835

E-mail: scott.jones@troutman.com

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 8.5    Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby, including the applicable statute of limitations, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware.

Section 8.6    Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, the Company shall pay, or cause to be paid, all Unpaid Company Expenses and ALPA shall pay, or cause to be paid, all Unpaid ALPA Expenses, and (b) if the Closing occurs, then ALPA shall pay, or cause to be paid, all Unpaid Company Expenses and all Unpaid ALPA Expenses.

Section 8.7 Construction; Interpretation. The term “this Agreement” means this Business Combination Agreement together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement; (k) the words “provided” or “made available” or words of similar import (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to ALPA, any documents or other materials posted to the electronic data room located at the Carmell Due Diligence folder maintained by the Company as of 5:00 p.m., Eastern Time, at least one (1) day prior to the date of this Agreement; (l) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time; and (m) all references to any Contract are to such Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement). If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

Section 8.8    Exhibits and Schedules. All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Disclosure Schedules or in the ALPA Disclosure Schedules corresponding to any Section or subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the ALPA Disclosure Schedules) shall be deemed to have been disclosed with respect to every other section and subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the ALPA Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article 3 or 4 may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.

Section 8.9    Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 5.14, Section 5.15, the last sentence of this Section 8.9 and Section 8.14, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. The Sponsor shall be an express third-party beneficiary of Section 8.2, Section 8.3, this Section 8.9 and Section 8.13.

Section 8.10    Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 8.11    Counterparts; Electronic Signatures. This Agreement and each Ancillary Document (including any of the closing deliverables contemplated hereby) may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the closing deliverables contemplated hereby) by facsimile, e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document.

Section 8.12    Knowledge of Company; Knowledge of ALPA. For all purposes of this Agreement, the phrase “to the Company’s knowledge” and “known by the Company” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules. For all purposes of this Agreement, the phrase “to ALPA’s knowledge” and “to the knowledge of ALPA” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(b) of the ALPA Disclosure Schedules. For the avoidance of doubt, none of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules or Section 8.12(b) of the ALPA Disclosure Schedules shall have any personal Liability or obligations regarding such knowledge.

Section 8.13    No Recourse. This Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and none of the Representatives of ALPA (including the Sponsor) or the Company (and including the Parties’ stockholders) shall have any Liability arising out of or relating to this Agreement or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein.

Section 8.14    Extension; Waiver. The Company (prior to the Closing) or the Sponsor (after the Closing) may (a) extend the time for the performance of any of the obligations or other acts of the ALPA Parties set forth herein, (b) waive any inaccuracies in the representations and warranties of the ALPA Parties set forth herein or (c) waive compliance by the ALPA Parties with any of the agreements or conditions set forth herein. ALPA may (i) extend the time for the performance of any of the obligations or other acts of the Company set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Company set forth herein or (iii) waive compliance by the Company with any of the agreements or conditions set forth herein. Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 8.15    Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.15.

Section 8.16    Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any federal court within the State of Delaware or, in the event each federal court within the State of Delaware declines to accept jurisdiction, any other Delaware state court), for the purposes of any Proceeding (a) arising under this Agreement or under any Ancillary Document or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding (i) arising under this Agreement or under any Ancillary Document or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or thereby, (A) any claim that it is not personally subject to the jurisdiction of the courts as described in this Section 8.16 for any reason, (B) that it or its property is exempt or immune from the jurisdiction of any such court or from any Proceeding commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding in any such court is brought in an inconvenient forum, (y) the venue of such Proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such Party’s respective address set forth in Section 8.4 shall be effective service of process for any such Proceeding.

Section 8.17    Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 8.18    Trust Account Waiver. Reference is made to the final prospectus of ALPA, filed with the SEC (File No. 333-253876) on July 27, 2021 (the “Prospectus”). The Company acknowledges and agrees and understands that ALPA has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of ALPA’s public stockholders (the “Public Stockholders”), and ALPA may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. For and in consideration of ALPA entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company hereby agrees on behalf of itself and its Representatives that, notwithstanding anything to the contrary in this Agreement, none of the Company nor any of its Representatives does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between ALPA or any of its Representatives, on the one hand, and, the Company or any of its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). The Company, on its own behalf and on behalf of its Representatives, hereby irrevocably waives any Trust Account Released Claims that it or any of its Representatives may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, or Contracts with ALPA or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with ALPA or its Affiliates).

*    *    *    *    *

IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.

ALPHA HEALTHCARE ACQUISITION CORP. III

By:
Name:	Rajiv S. Shukla
Title:	Chief Executive Officer

CANDY MERGER SUB, INC.

By:
Name:	Rajiv S. Shukla
Title:	Chief Executive Officer

CARMELL THERAPEUTICS CORPORATION

By:
Name:	Randy Hubbell
Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement]

Exhibit 99.1

Alpha Healthcare Acquisition Corp. III Announces Merger with Carmell Therapeutics, a Phase 2 Stage Biotechnology Platform Company Developing Allogeneic Plasma-based Biomaterials for Bone and Soft Tissue Healing Indications

January 4, 2023 17:00 ET

NEW YORK and Pittsburgh, PA, Jan. 4, 2023 – Alpha Healthcare Acquisition Corp. III (Nasdaq: ALPA) (“ALPA”), a special purpose acquisition company led by Mr. Rajiv Shukla, today announced the execution of a definitive business combination agreement with Carmell Therapeutics Corporation (“Carmell™”), a Phase 2-stage biotechnology platform company developing allogeneic plasma-based biomaterials for bone and soft tissue healing indications.

Upon closing of the transaction, ALPA will be renamed Carmell Therapeutics Corporation (the “Combined Company”). Mr. Shukla will serve as Chairman and Mr. Randy Hubbell will serve as Chief Executive Officer of the Combined Company. The Combined Company’s common stock is expected to be listed on the Nasdaq Capital Market under the ticker symbol “CTCX.”

Carmell Highlights

1. Phase 2-stage biotechnology platform company with multiple product candidates designed to be:

•	Allogeneic: no need for (a) extraction of blood from patients (b) capital equipment to harvest biomaterials at the clinical care facility (c) staff training.
•

Ready to use off-the-shelf: (a) assured levels of biomaterials (b) formulated to be available over weeks and months, providing sustained local tissue bioavailability of growth factors and other bioactive molecules important for healing (c) eliminate waiting time for tissue processing (d) eliminate the need to harvest tissue from a patient with existing morbidity.

2. Anticipated clinical applications

•	Orthopedic Healing:
•	Tibia Fractures: to treat open fractures of the shinbone that require intramedullary rodding.
•	Fusion hindfoot or ankle arthrodesis: to aid surgical fusion of foot/ankle joint in degenerative arthritis.
•	Spinal Fusion: to aid surgical fusion of spinal vertebrae due to deformity, injury or degenerative disease.
•	Dental Bone Graft: an alternative to bone grafting in dental restoration/implants.
•	Soft Tissue Healing:
•	Surgical/Chronic Wounds: to promote healing after surgical incisions or open wounds caused due to diseases such as diabetic foot ulcers.
•	Alopecia: to promote regrowth of hair in men and women.
•	Cosmetic Skin Rejuvenation: to improve the appearance of damaged/aged skin.

3. Clinical Proof of Concept: Previous Phase 2 trial (HEAL I) in open tibia fractures suggested that the product candidate may accelerate bone healing and reduce rate of infections.

4. Fast Track designation granted by the U.S. FDA for tibia fracture (lead) indication.

5. 21 issued patents. Proprietary biomanufacturing know-how and trade secrets.

6. In-house manufacturing with 11 release tests developed for lot-to-lot consistency. ISO 13485 certified.

Said Mr. Hubbell, CEO of Carmell, “The business combination of Alpha and Carmell, allows us to advance the clinical development of our platform technology, to add significant regenerative medicine experience to the Carmell™ board of directors and to access high-quality institutional investors.”

Said Mr. Shukla, Chairman & CEO of ALPA, “Carmell’s patent-protected technology is designed to enable the application of allogeneic biomaterials across a wide variety of orthopedic and soft tissue applications. By potentially accelerating healing time and reducing the rate of infections, Carmell’s product candidates, if approved, are expected to significantly improve patient outcomes and reduce cost to payors.”

Transaction Overview

Under the terms of the proposed transaction, Carmell’s shareholders will receive an aggregate of 15 million shares of ALPA’s Class A common stock (the “Class A Shares”) in exchange for their existing Carmell shares, as contemplated by the terms of the business combination agreement. Assuming that no ALPA shareholders elect to redeem their shares, the market capitalization of the Combined Company will be approximately $328 million and it is estimated that the current shareholders of Carmell will own approximately 46% of the issued and outstanding shares in the Combined Company at closing. The Combined Company is expected to receive gross proceeds of approximately $154 million at the closing of the transaction assuming no redemptions. The transaction has been approved by each of ALPA’s and Carmell’s Board of Directors and is subject to the approval of ALPA and Carmell shareholders and other customary conditions. The transaction is expected to close in H1, 2023.

Additional information about the transaction will be provided in a Current Report on Form 8-K that will contain an investor presentation to be filed by ALPA with the Securities and Exchange Commission (“SEC”) and will be available at www.sec.gov. In addition, ALPA intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement/prospectus, and will file other documents regarding the proposed transaction with the SEC.

About Carmell

Carmell Therapeutics, is a Phase 2 stage biotechnology platform company developing allogeneic plasma-based biomaterials that are designed to boost innate regenerative pathways across a variety of bone and soft tissue indications. The Company received FDA clearance for a Phase 2-stage clinical trial designed to study accelerated healing and reduced infections in open tibia (shinbone) fractures with intramedullary rodding. The Company expects to initiate a Phase 2 trial for Foot/Ankle Fusion in Q3, 2023. Pre-clinical development is also underway in Spinal Fusion, Dental Bone Graft Substitute, Androgenetic Alopecia, Surgical/Chronic Wound Healing and Cosmetic Skin Rejuvenation. For more information, visit www.carmellrx.com.

About Alpha Healthcare Acquisition Corp. III

Alpha Healthcare Acquisition Corp. III is a special purpose acquisition company formed for the purpose of effecting a business combination with one or more businesses in the healthcare sector. The company was founded by Mr. Rajiv Shukla who has over two decades of buyouts, investments and operations experience in the healthcare industry. Mr. Shukla previously served as Chairman and Chief Executive Officer of Constellation Alpha Capital Corp., a Nasdaq-listed special purpose acquisition company, that merged with DermTech, Inc (ticker: DMTK) in August 2019 and as Chairman and Chief Executive Officer of Alpha Healthcare Acquisition Corp. that merged with Humacyte, Inc. (ticker: HUMA) in August 2021.

Important Information About the Merger and Where to Find It

A full description of the terms of the business combination will be provided in a registration statement on Form S-4 to be filed with the SEC by ALPA that will include a prospectus with respect to the Combined Company’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of ALPA to vote on the business combination. ALPA urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/ prospectus as well as other documents filed with the SEC because these documents will contain important information about ALPA, Carmell and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of ALPA as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Form S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Alpha Healthcare Acquisition Corp. III, Attn: Secretary, 1177 Avenue of the Americas, 5th Floor, New York, New York 10036. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

ALPA and Carmell and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed business combination described in this press release under the rules of the SEC. Information about the directors and executive officers of ALPA is set forth in ALPA’s final prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the “Securities Act”) on July 27, 2021, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Alpha Healthcare Acquisition Corp. III, Attn: Secretary, 1177 Avenue of the Americas, 5th Floor, New York, New York 10036. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the ALPA shareholders in connection with the proposed business combination will be set forth in the registration statement containing the proxy statement/prospectus for the proposed business combination when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This press release contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this press release include, but are not limited to, statements regarding the proposed business combination, including the timing and structure of the business combination, the proceeds of the business combination, the initial market capitalization of the Combined Company and the benefits of the business combination, as well as statements about the potential attributes and benefits of Carmell’s product candidates and the format and timing of Carmell’s product development activities and clinical trials. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to complete the business combination due to the failure to obtain approval from ALPA’s shareholders or satisfy other closing conditions in the Business Combination Agreement, the occurrence of any event that could give rise to the termination of the Business Combination Agreement, the ability to recognize the anticipated benefits of the business combination, the outcome of any legal proceedings that may be instituted against ALPA or Carmell following announcement of the proposed business combination and related transactions, the impact of COVID-19 on Carmell’s business and/or the ability of the parties to complete the business combination, the ability to obtain or maintain the listing ALPA’s common stock on Nasdaq following the proposed business combination, costs related to the proposed business combination, changes in applicable laws or regulations, the possibility that ALPA. or Carmell may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those to be included under the header “Risk Factors” in the registration statement on Form S-4 to be filed by ALPA with the SEC and those included under the header “Risk Factors” in the final prospectus of ALPA related to its initial public offering. Most of these factors are outside of ALPA’s and Carmell’s control and are difficult to predict. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Carmell Investor Contact:

Sebby Borriello

Chief Business Officer, Carmell

Sborriello@carmellrx.com

ALPA Contact:

Patrick Sturgeon

Chief Financial Officer

info@alphaspac.com

Exhibit 99.2

January 3, 2023

Carmell THERAPEUTICS
Carmell Therapeutics Suite 300

alpha

Carmell Therapeutics Merger With Alpha Healthcare Acquisition Corp III (Nasdaq: ALPA) January 3, 2023 Exhibit 99.2

This presentation (“Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between Alpha Healthcare Acquisition Corp. III (“ALPA”) and Carmell Therapeutics (the “Company”). The information contained herein does not purport to be all-inclusive and none of ALPA and the Company nor any of their respective affiliates nor any of its or their control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. The reader shall not rely upon any statement, representation or warranty made by any other person, firm or corporation in making its investment or decision to invest in the Company. None of ALPA or the Company nor any of their respective affiliates nor any of its or their control persons, officers, directors, employees or representatives, shall be liable to the reader for any information set forth herein or any action taken or not taken by any reader, including any investment in shares of ALPA or the Company. Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company's own internal estimates and research. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source. This meeting and any information communicated at this meeting (including this Presentation) are strictly confidential and should not be discussed outside your organization. Forward-Looking Statements. Certain statements in this Presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or ALPA’s or the Company’s future financial or operating performance. For example, statements concerning the following include forward-looking statements: the success, cost and timing of product development activities, including timing of initiation, completion and data readouts for clinical trials; the potential attributes and benefits of product candidates, including in comparison to other products on the market for the same or similar indications; ability to compete with other companies currently marketing or engaged in the development of treatments for relevant indications; the size and growth potential of the markets for product candidates and ability to serve those markets; the rate and degree of market acceptance of product candidates, if approved; the potential pricing of product candidates, if approved; the proceeds of the Business Combination and the Company's expected cash runway; and the potential effects of the Business Combination on the Company. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by ALPA and its management, and the Company and its management, as the case may be, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward- Looking Statements” in ALPA’s final prospectus relating to its initial public offering, dated September 17, 2020, and other filings with the Securities and Exchange Commission (SEC), as well as factors associated with companies, such as the Company, that are engaged in clinical trials in the biopharma industry, including uncertainty in the timing or results of clinical trials and receipt of regulatory approvals for product candidates, and in the healthcare industry, including the impact of the COVID-19 pandemic; competition in the healthcare industry; inability to recruit or retain a sufficient number of patients or physicians and other employees; changes to federal and state healthcare laws and regulations; changes to reimbursement rates; overall business and economic conditions affecting the healthcare industry, including conditions pertaining to health plans and payors; failure to develop new technology and products, if approved; and security breaches, loss of data or other disruptions. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward- looking statements in this Presentation, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Except as required by law, neither ALPA nor the Company undertakes any duty to update these forward-looking statements. This Presentation contains certain financial forecast information of the Company. Such financial forecast information constitutes forward-looking information and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See "Forward-Looking Statements" above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Additional Information. In connection with the proposed Business Combination, ALPA intends to file with the SEC a registration statement on Form S-4 containing a preliminary proxy statement/prospectus of ALPA, and after the registration statement is declared effective, ALPA will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. ALPA’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about the Company, ALPA and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of ALPA as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: ALPA Healthcare Acquisition Corp, 1177 Avenue of the Americas, 5th Floor New York, New York 10036. Participants in the Solicitation. ALPA, the Company and their respective directors and executive officers may be deemed participants in the solicitation of proxies from ALPA’s shareholders with respect to the proposed Business Combination. A list of the names of ALPA’s directors and executive officers and a description of their interests in ALPA is contained in ALPA’s final prospectus relating to its initial public offering, dated September 18, 2020, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to ALPA Healthcare Acquisition Corp, 1177 Avenue of the Americas, 5th Floor New York, New York 10036. Additional information regarding the interests of the participants in the solicitation of proxies from ALPA’s shareholders with respect to the proposed Business Combination will be contained in the proxy statement/prospectus for the proposed Business Combination when available. No Offer or Solicitation. This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. DISCLAIMER

INVESTMENT HIGHLIGHTS 1. Platform product with multiple therapeutic applications 2. Clinical proof of concept from Phase II trial 3. Fast Track review granted by the US FDA 4. 21 issued patents provide protection until 2031 5. Deeply experienced team with shared experience at Johnson & Johnson 6. Attractive valuation relative to other Phase II biotech companies 7. Numerous valuation inflection points before market launch

CARMELL’S TECHNOLOGY PLATFORM Medical application: Local application at the site requiring regeneration Controlled degradation over weeks/months Assured quantum of platelets that release regenerative growth factors Benefits to Care Provider: Ready to use No mixing No need for prep at clinical setting No need for training staff in extraction of PRP Potential to delivers all growth factors consistently Potential Clinical impact, designed to: Accelerate the healing of bone Accelerate the healing of soft tissue Reduce infections Bone Healing Accelerant (BHA) applied to bone Tissue Healing Accelerant (THA) applied to soft tissue Bone Healing Accelerant (BHA) ready to use out of container

PLATFORM TECHNOLOGY USED IN PHASE II TRIAL

Mechanism of Action via Cytokines, Chemokines and Adhesive Proteins

Carmell THERAPEUTICS

Biological Pathways for Regenerative Healing

Biological Pathways for Potential Anti-infective Impact

Germinal center formation
Antiviral IgG production
Differentiation
Cytotoxicity
Survival
Differentiation
Phagocytosis
ROS production
Maturation
Antigen presentation
B-lymphocyte
T-lymphocyte
Monocyte
Neutrophil
Dentritic cell
Direct interaction with leukocytes
Activation
Recruitment
sCD154
CD40
CD154
PSGL-1
CD62P
GPIb-IX-V
Liver regeneration
Platelet aggregate formation
GPIIb/IIIa
Activated platelet
5-HT
Splenocyte protection in LCMV infection
CXCL4
Leukocyte recruitment
HIV infection
PMPs
β-defensins
CCL5
T_{h1} response in HCV infection
Virus neutralization
Macrophage survival in influenza infection

4

PLATFORM TECHNOLOGY USED IN PHASE II TRIAL Mechanism of Action via Cytokines, Chemokines and Adhesive Proteins Biological Pathways for Regenerative Healing Source: Platelets and Infection – An Emerging Role of Platelets in Viral Infection, December 2014, Frontiers in Immunology 5(Suppl 1):649 Biological Pathways for Potential Anti-infective Impact Source: Current Evidence on Using Platelet Rich Plasma as a Therapeutic Modality for Veterinary Orthopedic Conditions, March 2021, World’s Veterinary Journal 11(1):73-78 Platelet-derived Growth Factor Angiogenesis Mitogenesis Macrophage Activation VEGF Angiogenesis Vasculogenesis TGF-β Long-term Healing Bone Regeneration Regulation of Inflammatory Processes EGF Cell Growth Cell Proliferation Cell Differentiation CTGF Promotes Angiogenesis Cartilage Regeneration Fibrosis and Platelet Adhesion ILGF-1 ILGF-2 Chemotactic for Fibroblasts Stimulates Protein Synthesis Enhances Bone Formation

ALLOGENEIC VS AUTOLOGOUS PRP Extracting Platelets is a Complex, Multi-step Process Resulting in Variable Outcomes Driven by Donor Biology and Process Control Autologous PRP: Individualized Treatment Allogeneic PRP: Universal Treatment What is it? Platelets (via PRP) drawn from individual patient for their own specific use Platelets obtained from a blood bank (via Fresh Frozen Plasma) that can be used for any patient How is collected? Nurse draws blood from patient in the clinic It is processed while the patient waits The collected PRP is then used for therapy No need for capital equipment to process PRP No training required for processing/handling PRP Ready to use product, off-the-shelf Form & Bio-Availability Liquid 24 hours Multiple: putty, paste, screw, plate, sheet, ribbon Controlled degradation up to 3 months Platelet quality Variable, depends on: (i) patient may have low platelet count (ii) low process control Low variability since: Platelets are pooled from healthy volunteers High process control manufacturing process Assured platelet count Regulatory Oversight Healthcare providers using PRP off-label Carmell’s Phase 2 candidate has received FDA Fast Track Review status for open tibia fractures with IM rodding Autologous

CARMELL IS FOCUSED ON MULTIPLE THERAPEUTIC AREAS

Carmell THERAPEUTICS

BONE APPLICATIONS

Orthopedic

Dental

REGENERATIVE HEALING WITH PLATELET-RICH PLASMA (PRP)

TISSUE APPLICATIONS

Surgical/Wound Healing

Hair Loss/Skin Rejuvenation

6

REGENERATIVE HEALING WITH PLATELET-RICH PLASMA (PRP) CARMELL IS FOCUSED ON MULTIPLE THERAPEUTIC AREAS Orthopedic Dental TISSUE APPLICATIONS Hair Loss/Skin Rejuvenation Surgical/Wound Healing BONE APPLICATIONS

R&D PIPELINE WITH MULTIPLE SHOTS ON GOAL R&D Candidates Indications preclinical Phase 1 Phase 2 Anticipated Milestones Bone Healing Accelerant (BHA) Tibia Fracture Healing (FDA Fast Track granted)       First Patient In HEAL II Q3 2023 Foot/Ankle Fusion       Phase 2 study: First Patient in Q3 2023 Spinal Fusion       Complete preclinical large animal study, interbody cage, Q2 2023 Dental Bone Graft Substitute Complete preclinical large animal study, Q3 2023 Bone Void Filler (EU CE Mark) Submit for CE Mark Q4 2023 Tissue Healing Accelerant (THA) Androgenetic Alopecia (hair loss/baldness)       Complete preclinical large animal study, Q2 2023 Cosmetic skin serum   Surgical/Chronic Wound Healing       Complete preclinical large animal study, Q3 2023 BHA designated as combination product (Plasma-based Bioactive Material & βTCP) regulated as a biologic in the US and is designated as a Class III Medical Device in the EU. THA is a similar formulation to BHA minus the βTCP and is regulated as a biologic in the US. HEAL II is powered to demonstrate superiority vs. standard of care and could potentially serve as one of the two pivotal clinical studies needed for BLA approval in the US. Note: Gradient arrow designates “to be confirmed with regulatory body interaction”. Anticipated Milestones are best estimates by Carmell Management based on current data and are subject to change depending on regulatory guidance, operational factors and clinical progress. In Discussion with Regulators

RIGOROUS MANUFACTURING PROCESS & IN-HOUSE EXPERTISE Multiple full-scale batches successfully produced (stability 9 month to-date, 24 month expected) Eleven release tests developed and validated to support lot-to-lot consistency ISO 13485 Certified Estimated ~90% Gross Profit Margin Process – maintain donated Platelet enRiched Plasma whole and process for safety without destroying proteins Plasticize – create multiple forms; putty, paste, sheet, screw, ribbon Crosslinking – novel, safe crosslinker that allows for sustained release of regenerative factors throughout the healing process Bioactivity – each lot tested against eleven release tests that guarantee lot-to-lot consistency, including 3 potency assays: bioassay, PDGF & TGF β Off-the-shelf – ready to use no mix, no prep, no patient blood draw

INTELLECTUAL PROPERTY & MARKETING EXCLUSIVITY

1

Proprietary Products and Processes:
21 Issued Patents

2

3

9

INTELLECTUAL PROPERTY & MARKETING EXCLUSIVITY Proprietary Products and Processes: 21 Issued Patents 1 12-year BLA Marketing Exclusivity (42 USC 262: Regulation of biological products) 2 Practical Barriers-to-Entry Company know-how and trade secrets related to processing plasma and maintaining bioactivity 3

DEEPLY EXPERIENCED MANAGEMENT TEAM Extensive Experience at Johnson & Johnson Randy Hubbell President & CEO Former Chief Commercial Officer at Cardiva Medical (acquired by Haemonetics) Worldwide Vice President J&J Biosurgery Worldwide Vice President Global Strategic Marketing, Pain Therapeutics and Cardiology, J&J Executive Director Stent Marketing Cordis, J&J Previously at Boston Scientific and IBM MBA from Loyola University B.A. Engineering from Tulane University Jim Hart Chief Medical Officer Former Chief Medical Officer of Johnson & Johnson Global Surgery Cardiovascular surgeon for 20 years Significant contributions to minimally invasive cardiac surgery MD from Pennsylvania State University College of Medicine Fellowship in cardiothoracic surgery at the Pennsylvania State University MS Hershey Medical Center B.A. from Carnegie Mellon University Janet Vargo VP, Clinical Sciences Former Head of Mentor’s Clinical Program (a Johnson & Johnson Company) Executive Director, Clinical Trial Design for Scientific and Clinical Affairs in the Office of the Chief Medical Officer, J&J Ph.D. in Experimental Psychology (Behavior Neuroscience) from Miami University M.S. in Applied Biopsychology from the University of New Orleans B.S. in Psychology, PSU Donna Godward Chief Quality Officer Former Chief Quality Officer of Medical Devices and Diagnostics at Johnson & Johnson Worldwide Vice President of Regulatory, Quality & Compliance at Cordis, J&J Co-chair of J&J Executive Quality Leadership Development Program Executive Director, Regulatory, Quality & Compliance for Ortho-Clinical Diagnostics, J&J Previously at Merck and BMS M.B.A from Washington University B.A. in Biological Sciences from Indiana University Sebby Borriello Chief Business Officer Former Chief Commercial Officer SK Life Science Former VP of Market Development, Cempra Former Head of Commercial, Mentor (J&J Aesthetic Business) Vice President Account Management at Johnson & Johnson Heath Care Systems Inc. M.S. in Organizational Dynamics from the University of Pennsylvania B.A. in Public Administration from St. John’s University

MEDICAL & SCIENTIFIC ADVISORY BOARD Aesthetics Medical Advisors Dr. Grant Stevens is the founder and medical director of Marina Plastic Surgery and the Marina Med Spa in Marina Del Rey, California. Dr. Amelia Hausauer is the Director of Dermatology and Minimally Invasive Aesthetics for Aesthetx, a hybrid plastic surgery and dermatology practice located in the heart of Silicon Valley. Dr. Suneel Chilukuri is Director of Cosmetic Surgery, Refresh Dermatology. Dr. Chris Hubbell is Board Certified Skin Expert, founder and medical director of Hubbell Dermatology & Aesthetics. Orthopedic Medical Advisors Dr. Samir Mehta is Chief, Division of Orthopedic Trauma and Assistant Professor of Orthopedic Surgery at the Hospital of the University of Pennsylvania. Dental Implant Advisors James L. Rutkowski D.M.D., PhD. is a Pharmacist, Dentist, and has a PhD. in Pharmacology. Dr. Rutkowski’s PhD dissertation was on the use of autogenous platelet concentrates for the development of de novo bone for use in dental implant procedures. Scientific Advisors Dr. Steve Badylak is Research Professor in the Department of Surgery and Director of Tissue Engineering at the McGowan Institute for Regenerative Medicine at the University of Pittsburgh. Dr. Israel Nur has over four decades of research and development (R&D) in biological experience, with a strong focus in plasma and serum derived product industry, in both the public and private sectors.

BONE APPLICATIONS

CARMELL VERSUS STANDARD OF CARE: ORTHOPEDICS Product Standard of Care Current products used Carmell™ benefits Long bone fracture Metal fixation No adjunctive product used to accelerate healing in long bone fractures Human data vs. SOC to support design of Phase 2 study Spine fusion DBM enhancer or DBM replacement Demineralized bone matrix (DBM) DBM has limitations on how well bone grows (i.e., volume and density) and it also has difficult supply chain due to only one human cadaver donor per patient Potential to enhance and extend DBM, use less or no DBM and grow bone faster, stronger and with greater density. Dental Bone Graft Substitute Demineralized bone matrix (DBM) Allograft bone graft substitute/synthetic bone graft substitute to fill socket or defects to promote bone growth over four to nine months BHA has shown in preclinical models to regrow bone faster and higher quality (i.e., density, vascularity, etc.) and a Phase 2 study was conducted to support a larger RTC designed to demonstrate accelerated healing.

CARMELL VS MARKETED ALTERNATIVES (TIBIA FRACTURES) Carmell® Bone Healing Accelerant Medtronic INFUSE® Bone Graft Platelet Rich Plasma (PRP) Bioventus EXOGEN® Bone Healing System Composition/ Configuration Pooled allogeneic plasma proteins (crosslinked) with β-TCP/glycerol carrier Recombinant BMP-2 on collagen sponge Autologous blood protein solution Non-invasive ultrasound device Indications for Use Open tibia fracture healing Open tibia fracture healing N/A Closed tibia fracture healing Regulatory Pathway BLA PMA No regulatory review PMA How Supplied Off-the-shelf Off-the-shelf OR preparation Patient administered How Administered Direct placement over fracture line Sponge wrapped around fracture line Direct placement over fracture line Externally applied over fracture site Mechanism of Action Hard and soft tissue healing adjuvant Bone healing/osteoinduction Unsubstantiated Ultrasound stimulation Protein Content Multiple proteins - broad activity spectrum Single protein Multiple proteins N/A Protein Concentration Uniform Uniform Variable N/A Protein Dosing Physiological Supraphysiological Physiological N/A Potency Assured Assured Not tested Unknown Protein Release Kinetics Extended Rapid Rapid N/A Clinical Data Phase II RCT Multiple large-scale RCTs (safety and efficacy concerns surround each) No RCTs in this indication Multiple RCTs (concluding no healing benefit) Clinical Complications/ Limitations No study product related adverse events throughout the year long study Ectopic bone formation Swelling/edema formation Osteolysis/rapid bone resorption Antibody formation None observed Skin irritation Patient compliance Product Costs $ $$$$$ $$ $$$$

PHASE II CLINICAL TRIAL (HEAL I) SUMMARY: TIBIA FRACTURES Study Design Double arm (20 treatment/10 control) Prospective, randomized, multi-center Patient Population Open tibia fractures Highly co-morbid population (e.g., 70% smokers) 70% most severe injuries* with significant soft tissue compromise Test Parameters Carmell: 14 patients Control: 7 patients Mean # of cortices w/ >75% bridging+ 2.64 1.33 Composite* (x-Ray & clinical) 36% 0% 1+ infections at 12 months 25% 100% Healing at 30 days 36% 0% * Gustilo Open Fracture Grade Classification: IIIAHigh Energy -Severe, crushing soft tissue injury or -High degree of contamination or -Moderate-severe bone comminution  IIIBHigh Energy -Severe loss of soft tissue coverage -Typically requiring a soft tissue flap for wound coverage - +/- High degree of contamination - +/- Moderate-severe bone comminution injury type Study Results * % of Pts. mRUST > 13 + Full Weight Bearing + Lack of Tenderness mRUST (Radiology Union Scale for Tibia Fractures 4-16), over 90% of surgeons believe 13 or greater to represent healing + On a standard set of anterior/posterior and lateral tibia x-rays, there are four easily visible cortices. With a fracture, these bone cortices are disrupted and a resulting fracture line free of bone is visible on the X-ray. Bridging refers to the callous traversing the fracture line and is visible for each fortex.

PHASE II STUDY (HEAL II): FDA Agreed Upon Primary Endpoints Target Open Tibia Fractures with IM Rodding Study Rationale SOC + application of Bone Healing Accelerant vs. SOC alone Key Results and Design Elements Primary endpoints: Same composite endpoint as HEAL I (180-day x-ray + clinical) One-year follow-up Enrollment anticipated for 18 months Secondary endpoints Infection reduction Soft tissue healing Patient-reported outcomes Adaptive design, target of 220 pts at 20-point treatment effect (HEAL I had 36-point effect) Pivotal upgrades from HEAL I 100% increase in upper limit of volume of study material (9g vs 4.5g) Frozen product with 2x higher growth factor count

FOOT & ANKLE FUSION PROGRAM Clinical Need: Deterioration of cartilage between the bones in the foot and ankle due to age, injury or disease Standard of Care: Fusion surgery – remove the cartilage and fuse the two ends of the bone together utilizing hardware such as pins, screws and/or plates. Depending on severity, patient co-morbidities and the distance between the bones, the “gap” may need to be filled with a “bone void filler” that can be autologous bone (from a separate anatomical site of the patient such as their hip), a low technology solution such as demineralized bone or the use of a biologic (Augment® by Stryker). Status of Carmell Program: FDA has agreed to F/A Fusion similar in healing process as tibia fracture Carmell to submit a “New Protocol Amendment Under Existing IND” Study Design Synopsis for Phase II study utilizing BHA 60 patients (2:1 randomization) 6-month primary endpoint composite endpoint (clinical endpoint plus CT scan) Enrollment estimated to be 6 months Reasons To Believe: BHA Carmell has conducted multiple preclinical studies that support our belief that BHA has the potential to heal wounds and accelerate bone healing of high quality, as measured by density, vascularity, and the presence of woven bone. Augment® (Stryker) has shown some effectiveness on fusion rates but delivers only one growth factor (rPDGF) plus βTCP – whereas, BHA has a multitude of growth factors plus βTCP

PHASE II CLINICAL TRIAL SUMMARY: FOOT & ANKLE FUSION Study Design (FDA feedback on synopsis Nov 2022) Full protocol under development Prospective, randomized, multi-center Double arm, approx. 60 pts, 2:1 randomization ~10 sites Patient Population (to be finalized) Ankle and/or foot fusion procedures 18 to 65 years Few limits on diabetes (<Hbg A1c level ≥ 8%) , obesity (<40 kg/m2) and smokers allowed. Objective To evaluate the preliminary safety and efficacy of BHA compared to ABG in the treatment of patients undergoing hindfoot or ankle arthrodesis and who require supplementary grafting. Duration 12 months Primary Success To evaluate the ability of BHA to create a successful fusion in patients undergoing hindfoot or ankle arthrodesis and who require supplementary grafting at 24 weeks. Primary Endpoint Percentage of patients deemed fused receiving BHA or control that meet the criteria for fusion at 24 weeks. Key Secondary Endpoint Pain (vs. baseline & improvement of > 20mm on 100mm scale) Improvement in PRO scores to include: Foot and Ankle Ability Measure- Activities of Daily Living Subscale Proportion of primary surgical site incisions healed at 24 days Key Safety Endpoint Incidence of any surgical site infection up to 24 weeks and up to 52 weeks Similarities b/w Tibia and F/A Fusion Proposed Study Design BHA Mechanism of Action Tibial Fracture Foot/Ankle Arthrodesis Bleeding bone environment Yes Yes Cellular Healing Cascade Yes Yes Intrinsic to stability of bone No No Stabilized using hardware Yes Yes Fill voids & gaps between bones Yes Yes Bone Healing Accelerant (BHA) versus Autologous Bone Grafting (ABG) for Hindfoot or Ankle Arthrodesis

US/EU REGULATORY PATHWAY US (BLA/CBER) – Combination Product Current Status: FDA clearance of HEAL II trial CMC plan agreement with FDA Clinical protocol approved EU Class III Medical Device Current Status: Clinical Trial Applications underway MDR application for CE mark in development ISO 13485 audit successfully completed

SOFT TISSUE APPLICATIONS

CARMELL VERSUS STANDARD OF CARE: SOFT TISSUE Need Standard of Care (SOC) Current products used Potential Carmell™ benefits Androgenetic Alopecia Topical Minoxidil Autologous Platelet Rich Plasma is growing in usage with some encouraging, but mixed results due to significant variability in the final product THA expected to be more consistent in terms of biomaterials, is available off-the-shelf and has presence at the clinical site for an extended period of time Facial Rejuvenation Facial Fillers (Hyaluronic Acid – HA) HA based products that are injected as an artificial facial filler to reduce wrinkles or, emerging SOC, PRP/micro-needling a natural face filler by stimulating collagen growth Natural facial filler by utilizing combination therapy of micro-needling plus THA, off-the-shelf, ready-to-use with consistent bioactivity. Wound Care Low technology products or very expensive allograft technologies SOC is to treat with low technology wound care products that protect the wound environment and control moisture or expensive allografts (amnio, placenta, etc). Carmell technology to potentially enhance current solution on both ends of the cost structure by providing regenerative factors to the healing site Burn graft healing Staple or sutures No adjunctive produce used to improve graft take or reduce infections Potential to promote angiogenesis, greater % of graft take and may reduce infections.

HAIR GROWTH OBSERVED IN ANDROGENETIC ALOPECIA PLACEBO CONTROLLED TRIAL The Effect of Platelet-Rich Plasma in Hair Regrowth: A Randomized Placebo-Controlled Trial. Stem Cells Transl Med. 2015 Nov; 4(11): 1317–1323. Dr. Pietro Gentile 20 patients: 10 received placebo 10 received autologous PRP once a month for 3 months Change after 14 weeks of last dose: Placebo PRP Treated Hair count -3.5% 37.5% Hair density (no/cm2) 2.3% 28.5% Terminal hair density (no/cm2) -3.6% 26.9%

TISSUE HEALING OBSERVED IN MOUSE RADIATION BURN MODEL

Carmell™ THERAPEUTICS

Study Purpose

Design

100
80
60
40
20
0
% Maximum Wound Area
Vehicle
THA
*
*
3
13
15
17
Weeks post IR

3 weeks post IR
6 weeks post IR
12 weeks post IR
17 weeks post IR
1
Vehicle Alone
2
1
THA + Vehicle
2

23

TISSUE HEALING OBSERVED IN MOUSE RADIATION BURN MODEL Study Purpose Investigate efficacy of THA using a mouse radiation burn model Study conducted in Laboratory of Dr. Naduparambil Jacob, Ph.D. at Ohio State University Miller, E., et.al., (2019). "Plasma-based biomaterials for the treatment of cutaneous radiation injury.” Wound Repair and Regeneration 27(2): 139-149. Vehicle Alone THA + Vehicle 1 2 1 2 3 weeks post IR 6 weeks post IR 12 weeks post IR 17 weeks post IR Design Mouse skin was irradiated with a single dose of 35Gy  Wound treated topically once daily for 5 weeks and followed 17 weeks (n=22) Aquaphor vehicle alone  THA + vehicle Vehicle THA 100 80 60 40 20 0 % Maximum Wound Area 3 13 15 17 Weeks post IR

ANTI-INFECTIVE EFFECT OBSERVED IN RAT PACEMAKER MODEL Study Purpose Demonstrate the ability of THA with and without antibiotics to reduce infection in rabbit pacemaker model Design Pacemakers and THA paste with and without rifampicin/minocycline hydrochloride were implanted into a subcutaneous pocket on either side of rabbit spine for 1 week (n=5, 7, 17, depending on group); Pockets were infected with MRSA Results No pockets with THA alone were purulent (0/5) whereas the positive control were 100% purulent (17/17) Pockets with THA and antibiotics were both purulence free (0/7) and culture negative (0/7) Conclusion THA has potential to decrease implant site infection § Purulence in control pocket * No purulence in pacemaker pocket with THA + antibiotics THA + Antibiotics (MRSA) + Control (MRSA) Schwartzman, D., et.al., (2015). "An off-the-shelf plasma-based material to prevent pacemaker pocket infection." Biomaterials 60: 1-8. * denotes statistically different (p<0.05) from + Control (MRSA) # denotes statistically different (p<0.001) from + Control (MRSA) -ve Control +ve Control (MRSA) THA only (MRSA) THA + Antibiotics (MRSA) Purulence 0/5 17/17 0/5 # 0/7 # Culture Positive 0/5 17/17 3/5 * 0/7 #

INCREASED VASCULARIZATION OBSERVED IN RAT SKIN FLAP MODEL

Carmell THERAPEUTICS

Proximal
Distal
Head
Point of Attachment

Vascular regeneration
Proximal
Distal
Vascularity Score 0-5
2.5
2.0
1.5
1.0
0.5
0.0
*
*
**
Control
THA
THA-G
Control
THA
THA-G
*Significance to Control
*p<0.05
*p<0.001
Ctrl: Untreated
THA: Plasma-based, no Genipin
THA-G: THA crosslinked with Genipin

25

INCREASED VASCULARIZATION OBSERVED IN RAT SKIN FLAP MODEL Study conducted by Stephen Badylak, D.V.M., Ph.D., M.D. at Univ. of Pittsburgh Point of Attachment Proximal Distal Head Control Distal Vascular regeneration THA Proximal THA-G Control THA THA-G * ** * *Significance to Control *p<0.05 *p<0.001 Ctrl: Untreated THA: Plasma-based, no Genipin THA-G: THA crosslinked with Genipin

TRANSACTION OVERVIEW

TRANSACTION SUMMARY Transaction Structure Carmell pre-money valuation of $150M ALPA founder linking 50% of Class B Founder Shares to achievement of $11.50 price target for at least 20 days out of any 30 days over next 5 years Capitalization & Use of Proceeds Market capitalization of ~$328M Proceeds used to advance R&D pipeline and repay debt Transaction Timeline Definitive Business Combination announced in January, 2023 Transaction expected to close in mid-2023 Post-Closing Post-closing, the Company will be renamed Carmell Therapeutics Randy Hubbell will serve as CEO. Remaining Executive Management team will continue in their roles. Rajiv Shukla will serve as Chairman.

TRANSACTION TERMS Sources1, $M Sources, $M Carmell Equity Rollover $150 ALPA Trust $154 Total Sources $304 Uses1, $M Sources, $M Carmell Equity Rollover $150 Cash to Balance Sheet $144 Transaction Expenses $10 Total Sources $304 Enterprise Value1, $M Sources, $M Shares 32.839 Share price $10 Equity Value $328.39 Net Cash2 $140 Enterprise Value $188.39 Pro forma analysis assumes $10.00 price and no redemptions from Trust. 50% of Class B Founder Shares linked to achievement of $11.50 price target. Assuming $4M of debt at closing. Carmell holders Class A holders Class B holders